
03029319

Interim Report
at June 30, 2003

Bayerische Hypotheken Und Wechsel Bank


SEC MAIL
PROCESSING
SECTION
AUG 14 2003
WASH. D.C.

HVB Group

CONTENTS

FINANCIAL HIGHLIGHTS

	1/1–6/30/2003	2002
Key Indicators (in %)		
Return on equity after taxes	(0.4)	(2.3)
(excl. amortization of goodwill)	(1.6)	(4.4)
Return on equity after taxes	65.5	69.1
Cost-income ratio (based on operating revenues)	26.3	26.2
Ratio of net commission income to operating revenues		

	1/1–6/30/2003	1/1–6/30/2002
Earnings		
Operating profit (€ millions)	238	(413)
Profit (€ millions)	(144)	53
Earnings per share		
(excl. amortization of goodwill, €)	(0.07)	0.30
Earnings per share (€)	(0.27)	0.10

	6/30/2003	12/31/2002
Balance sheet figures (€ billions)		
Total assets	669.1	691.2
Total lending volume	466.8	487.9
Shareholders' equity	12.9	14.2

	6/30/2003	12/31/2002
Key capital ratios compliant with BIS		
Core capital (€ billions)	18.8	19.1
Equity funds (€ billions)	33.0	33.4
Risk assets (€ billions)	321.7	340.6
Core capital ratio (in %)	5.8	5.6
Core capital ratio incl. BA-CA-IPO pro-forma (in %)	6.1	—
Equity funds ratio (in %)	9.4	9.1
Equity funds ratio incl. BA-CA-IPO pro-forma (in %)	9.8	—

	1/1–6/30/2003	2002
Share information		
Share price: Reporting date (€)	14.39	15.22
High (€)	16.50	42.55
Low (€)	6.88	11.75
Market capitalization (€ billions)	7.7	8.2

	6/30/2003	12/31/2002
Employees	65,526	65,926
Branch offices	2,197	2,104

SUBSTANTIAL PROGRESS WITH THE TRANSFORMATION PROGRAM

With our transformation program we are pursuing two key goals: boosting our core capital ratio toward 7% and achieving sustained improvement in operating revenues in our core business by the end of this year. We described this program in detail in the 2002 Annual Report (please refer to the section entitled "Transforming HVB Group" on pages 37–41 in the Annual Review) and in the interim report at March 31.

Since then, we have consistently moved forward with our transformation and reached important milestones on time. This applies both with regard to measures for improving our capital position and also in connection with income trends. The positive performance of our share price in the second quarter confirms the increasing trust of the capital markets in the goals of HVB Group and in the determined implementation of the required measures for achieving these goals.

IMPROVING THE CORE CAPITAL RATIO: SUCCESSFUL IPO OF BANK AUSTRIA CREDITANSTALT

The IPO of Bank Austria Creditanstalt (BA-CA), the largest IPO in continental Europe so far this year, is the first major milestone in the transformation program for HVB Group. The BA-CA share has been listed on the Vienna Stock Exchange since July 9. Our proceeds from the flotation amount to approximately €1 billion (excluding the greenshoe). After completion of the transaction, a maximum of 25% of the equity capital of BA-CA is in free float. BA-CA remains an integral part of HVB Group. We do not plan any further reduction in our shareholding in BA-CA.

From our shareholders' standpoint, this increase in the capital base of HVB Group is an efficient move, since it has enabled us to avoid substantial dilution effects. At the end of June, our capital ratio within the Group had already improved to 5.8%. Taking the IPO into account, this results in a pro-forma ratio of 6.1%. At the same time we opened up new opportunities to initiate business activities in the growth markets of emerging Europe. As the leading network bank, we are already well positioned to compete for new customers and higher returns in this region. We will now leverage our increased financial flexibility to achieve organic growth and make selective acquisitions. The contributions to earnings from our activities in Central and Eastern Europe will continue to increase significantly within HVB Group.

SALE OF NORISBANK AND ONGOING REDUCTION IN RISK ASSETS

Another milestone in our transformation program is the sale of norisbank announced in July and expected to take effect on September 30, 2003. Through this transaction we will earn a profit of €447 million, including the profits of the norisbank for the first nine months of 2003. With this move, we present a clearer strategic profile by eliminating redundancies in the consumer finance sector. The sale of norisbank is an important contribution to strengthening our equity capital position. In the future we will focus all of our consumer lending activities on our "HVB Sofortkredit" product, which has achieved a sharp rise in the volume of new business since the beginning of the year.

The planned drastic reduction in risk assets is a leading contributing factor in our efforts to boost our core capital ratio. At the same time, it serves to optimize our risk profile and will reduce the impact on our income statement of cyclical fluctuations in the economy as a whole. To achieve this aim, we will spin off substantial portions of our commercial real estate financing business with a risk asset volume of over €50 billion. At our Annual General Meeting of Shareholders in May of this year our shareholders voted nearly unanimously in favor of the spin-off of Hypo Real Estate Group (Hypo Group) as an independent group in the fourth quarter.

In addition, a collection of measures is planned in connection with the sale of non-strategic holdings, portfolio sell-offs and securitizations. Here, too, we are making good progress, for example through the sale of norisbank. By the end of June, we had already reduced our risk assets by €18.9 billion. In the second quarter we also successfully placed our first true sale transaction. Another move in support of the future reduction of non-strategic shareholdings was the issue of two convertible bonds on our Lufthansa and E.ON shares.

SUSTAINED GAINS IN PROFITABILITY:
MEASURES TO ADJUST CAPACITY ARE TAKING EFFECT...

Our capacity adjustment program calls for the elimination of 11,100 positions in the period from 2001 to 2003. By the end of 2002 we had already eliminated nearly 6,800 of these positions.

The entire capacity adjustment program is due to be completed by the end of 2003. We are right on schedule with the implementation of the program and consequently expect to have a total workforce of approximately 60,000 employees in the Group by the end of the year, not taking into account initial consolidation and deconsolidation effects.

This program is backed by concrete measures, which will, however, not take full effect until the latter part of the year. In the first half of the year, the number of employees fell by 2,198 to 63,728, excluding the 1,798 people working for the initially consolidated Biochim Bank. The number of branch offices fell by 62 in the first half of the year, again excluding the 155 branch offices of the initially consolidated Biochim Bank.

...AND THE OPERATIONAL TURNAROUND IS TAKING HOLD

We have reason to be satisfied with the overall course of business in the first half of the year. The robust income trend in the second quarter of 2003 basically matches that of the first quarter. In the outlook section of the Financial Review (starting on page 8 in the Financial Section of the 2002 Annual Report) we specified the 2003 target corridor for the new HVB Group, i. e. on a pro-forma basis following the spin-off of the Hypo Group. We hit this target corridor on a prorated basis in the first half of the year. Despite persistently difficult markets, we are very close to our stated bandwidth for operating revenues. Our budget assumptions regarding credit risk provisions continue to prove accurate. We anticipated the effect the high numbers of bankruptcies would have on income. The reduction in general administrative expenses will be reinforced by the expanded capacity-adjustment program, and monitored by strict cost controlling. In this way, general administrative expenses were cut to a value below the target corridor for the first half of the year. Consequently, the cost-income ratio of HVB Group new has improved appreciably compared with last year, from 72% to 68.2%. Thus it lies in the middle of the envisaged target corridor.

HVB Group new	2003 e	1/2 of 2003 e	1/1–6/30/2003
Total operating revenues (€ millions)	9,500–9,900	4,750–4,950	4,743
Total operating revenues (€ millions)	2,300–2,600	1,150–1,300	1,164
General administrative expenses (€ millions)	6,500–6,700	3,250–3,350	3,233
Cost-income ratio (in %)	66–70	66–70	68.2

OPERATING REVENUES

The following information regarding the earnings and balance sheet trends relates to HVB Group as a whole, including Hypo Group. The total operating revenues of €2,537 million in the second quarter matched the level of the first quarter. Although the total operating revenues of €5,101 million were 2.9% below the figure at this point last year, the total does match the average half-year figure in 2002.

Within the overall picture, net interest income has fallen back to €3,247 million, a 3.2% drop compared with last year. The main reasons for this were: the effects of the stronger euro, especially in relation to the dollar and a number of CEE currencies; declines in volumes caused by the reduction in risk assets in line with our transformation program. The interest margin calculated on the basis of the average volume of business increased 7 basis points compared with the first half of last year to 1.10%. A detailed breakdown of interest income and interest expenses is shown in the notes.

The weak state of international capital markets further depressed earnings from securities and custodial services. Furthermore, fees and commission income from lending operations declined, due among other factors to lower guarantee commissions coupled with declining commitments under guarantee agreements. Consequently, net commission income at €1,342 million is 4.5% below the prior year level. The ratio of net commission income to total operating revenues remained nearly unchanged at 26.3% (2002: 26.2%).

With trading profit amounting to €487 million in the first half of the year, we significantly exceeded the high prior-year level despite the weakness of the capital markets. The trading profit of €246 million in the second quarter was actually slightly higher than the first-quarter result.

GENERAL ADMINISTRATIVE EXPENSES

After slashing expenses by more than 8% already last year, we are committed to cutting our costs even further in 2003 by means of a capacity adjustment program. We succeeded in reducing general administrative expenses sharply, down 11.3% to €3,341 million. We calculate the cost-income ratio as the percentage of total operating revenues made up by general administrative expenses; we have improved this figure to 65.5% from 69.1% last year. In the second quarter we again improved the cost-income ratio to 65% as compared with 66% in the first quarter.

PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

In contrast to last year, we were spared any unpleasant surprises in terms of loan-loss provisions in the first quarter of 2003. For HVB Group before the spin-off of Hypo Group, we expect to record total provisions for losses on loans and advances amounting to €3,043 million in 2003, or €1,522 million on a pro rated basis for the first six months. This represents a decline of 19.8% compared with the prorated prior year amount. The loan-loss provisions of HVB Group also include all loan-loss provisions of Hypo Group, without deducting the risk guarantee issued to Hypo Group for this year, which will total no more than €460 million. The extent to which this guarantee will be required – resulting in charges for HVB Group new and corresponding relief for Hypo Group – depends on how business progresses.

OPERATING RESULT AND NET INCOME BEFORE TAXES

The operating result increased to €127 million in the second quarter, a 14% improvement on the first quarter. This means that the turnaround as compared with last year's results is continuing – and in the second quarter this is not only the outcome of the chosen approach of applying prorated loan-loss provisions from the prior year. With the loan-loss provisions actually shown, operating income in the second quarter of 2002 was a loss of €89 million. The second quarter of this year represents an improvement of €216 million over that result.

Net income from investments was affected by non-recurring effects last year, whereas we generated no significant gains from disposals in the first half of 2003. In contrast to the treatment under U.S. GAAP, scheduled amortization is taken on goodwill in our financial statements prepared in accordance with IFRS. The related charges totaled €108 million in the first half of this year. In connection with preparations for the spin-off of the commercial real estate finance business, costs of nearly €50 million have been incurred by Hypo Group, for instance transaction costs and restructuring expenses. In the second quarter they are reported under other expenses for the first time, and negatively affect the overall result. At €53 million, net income before taxes is again positive in the second quarter and exceeds the figure for the first quarter (€24 million).

TAXES ON INCOME

Under taxes on income we show the actual taxes as well as deferred tax assets and liabilities for temporary differences between the values stated in accordance with IFRS and the values stated for tax reporting purposes. The actual taxes, which are significantly higher than Group income before taxes, mainly reflect profits earned by our foreign branches and subsidiaries, since tax regulations do not permit these profits to be offset against domestic losses. Another factor negatively impacting taxes was the reversal of deferred tax assets from past years.

TRENDS IN INDIVIDUAL BUSINESS SEGMENTS

SEGMENT REPORTING

The contribution of HVB Group new to net income before taxes was a loss of €38 million; Hypo Group to be spun off contributed income of €112 million. However, it must be taken into account that HVB Group new was charged under »Balance of other income and expenses« for the pro rata risk guarantee of €230 million for the Hypo Group, and that Hypo Group was relieved accordingly under loan-loss provisions. HVB Group new had an operating profit of €346 in the first half of 2003, thus solidifying the turnaround reported in the first quarter of 2003 compared with the prior year. Within HVB Group new, the segments recorded the following contributions to operating result:

Germany	–€ 68 million
Austria and CEE	€194 million
Corporates & Markets	€457 million
Real Estate Workout	–€ 56 million.

TRENDS IN GERMANY SEGMENT

In the Germany segment, operating revenues rose a modest 2% against the prior year as a result of higher revenues in all items contributing to operating income. Additional cost reductions led to a noticeable improvement in the

TRENDS IN GERMANY SEGMENT

INCOME STATEMENT BY DIVISION

€ millions	Retail customers	Corporates and professionals	Commercial real estate finance	Consolidation	Germany segment Total
Operating revenues					
June 30, 2003	1,075	773	263	7	2,118
½ of 2002	1,079	758	263	(14)	2,086
Provisions for losses on loans and advances					
June 30, 2003	110	348	235	—	693
½ of 2002	213	435	279	—	927
General administrative expenses					
June 30, 2003	969	407	110	7	1,493
½ of 2002	1,127	386	129	(9)	1,633
Operating profit (loss)					
June 30, 2003	(4)	18	(82)	—	(68)
½ of 2002	(261)	(63)	(145)	(5)	(474)
Cost-income ratio					
June 30, 2003	90.1%	52.7%	41.8%		70.5%
Dec. 31, 2002	104.5%	50.9%	49.1%		78.3%

cost-income ratio to 70.5% as compared with the values for the prior year (78.3%) and the first quarter of 2003 (71.1%). Furthermore, the sharp reduction in loan-loss provisions led to a steep decline in the loss contributed to net income on the operational side of the business.

Within the Germany business segment, the private customer business (including asset management and private banking activities) had stable operating revenues and achieved a 14% reduction in administrative expenses to produce an improved cost-income ratio. In particular the reduction in loan-loss provisions by half resulted in a nearly balanced operating result, following significant losses in the prior year.

In the division covering corporate customers and professionals, the strict application of risk-adjusted pricing more than compensated for the implemented reduction in volume in lending operations by means of margin adjustments, resulting in a slight increase in operating revenues. We continued to take a selective approach to the lending business. Through the significant reduction in loan-loss provisions, we succeeded in reducing the trend in operating profits as compared with the prior year.

In the commercial real estate financing business that remained after the spin-off of Hypo Real Estate Group, we cut by nearly one half the operating losses in a market that is still difficult. We will continually reduce this portfolio over the coming years.

TRENDS IN AUSTRIA AND CEE SEGMENT

The Austria and CEE segment continued to develop strongly, reflected in a 18% rise in the operating profit compared with the first quarter of 2003 and 6% compared with the prior year to €194 million. Operating revenues remained nearly constant, with the pleasing increase in the trading profit partially offsetting the decline in net interest income. The reductions in loan loss provisions and administrative expenses boosted the operating result.

In the private customers division of the Austria and CEE segment, sustained margin pressure led to a decline in net interest income, and consequently in total operating revenues. Although we reduced administrative expenses at the same time, the operating profit decreased by approximately 15% while loan-loss provisions remained stable.

In corporate banking in Austria we continued to successfully implement our strategy to position ourselves in the market as an arranger of financial solutions extending beyond the conventional lending business. In doing so, we stabilized the operating revenues and loan loss provisions at the prior year levels. Particularly due to increased administrative expenses, the operating result declined.

In Central and Eastern Europe (CEE) we made selective acquisitions to further solidify our position as the region's leading network bank. In the CEE division, income is displaying a pleasing trend, with operating results up 72% to €74 million. With administrative expenses unchanged, the cost-income ratio improved as a result of higher operating income. The satisfactory downward trend in loan loss provisions continued.

TRENDS IN AUSTRIA AND CEE SEGMENT

INCOME STATEMENT BY DIVISION

€ millions	Private customers	Corporates	CEE	Consolidation	Austria and CEE segment Total
Operating revenues					
June 30, 2003	599	453	476	—	1,528
½ of 2002	630	459	462	(1)	1,550
Provisions for losses on loans and advances					
June 30, 2003	48	130	58	—	236
½ of 2002	49	132	75	—	256
General administrative expenses					
June 30, 2003	499	255	344	—	1,098
½ of 2002	520	247	344	—	1,111
Operating profit (loss)					
June 30, 2003	52	68	74	—	194
½ of 2002	61	80	43	(1)	183
Cost-income ratio					
June 30, 2003	83.3%	56.3%	72.3%		71.9%
Dec. 31, 2002	82.6%	53.9%	74.6%		71.7%

Including the net income from Corporates & Markets and the Other/consolidation segment together with the Group-specific items such as amortization and funding expense of goodwill, the Bank Austria Creditanstalt Group overall contributed €175 million to the net income before taxes reported by HVB Group new. The system of segment reporting employed by HVB Group involves allocating all income and expenses to the business segments in line with causation. This takes place irrespective of whether they accrue directly at a Group company or need to be considered at corporate level, as is the case with the group-specific items mentioned. Consequently, the contributions to earnings made by the Bank Austria Creditanstalt Group and all other Group companies with group-specific items do not, from the corporate point of view, match their primary net income. The primary net income before taxes reported by the Bank Austria Creditanstalt Group of €301 million is published separately by Bank Austria Creditanstalt.

TRENDS IN CORPORATES & MARKETS SEGMENT

The Corporates and Markets segment generated the largest contribution within HVB Group new, with an operating profit of €457 million. The cost-income ratio improved distinctly from 52.3% to 47.9% through the material decline in general administrative expenses allied with stable operating revenues. Trading profit improved at a satisfactory rate, rising a further 13% over the already high prorated figure for this point last year. The sharp reduction in loan-loss provisions in particular helped the operating result to increase to more than triple the prorated prior year total. It rose an additional 27% compared with the first quarter in 2003.

In the Equity Markets division, operating revenues were down mainly owing to a decline in net commission income. This is the result of stock market revenues remaining low and continuing weakness in the corporate finance business. Due to strongly reduced general administrative expenses, the negative contribution to operational earnings decreased considerably.

The Debt Markets division succeeded in maintaining the high contributions to earnings achieved in the prior year as a result of a good trading profit. With administrative expenses unchanged, the cost-income ratio improved to 57.4% owing to an increase in operating income. This produced a 7% increase in the operating result.

In the Corporates division, operating revenues were stable. The slight decline in net interest income was offset by the welcome increase in net commission income. The syndicated and structured finance business and corporate bond issuance business exerted a positive influence on net commission income. The cost-income ratio improved to 32.5% as a result of further cost-cutting. Particularly instrumental in the turnaround in the division's operating result was the reduction in loan-loss provisions by more than half.

TRENDS IN CORPORATES & MARKETS SEGMENT

INCOME STATEMENT BY DIVISION

€ millions	Equity Markets	Debt Markets	Corporates	Consolidation	Corporates & Markets segment Total
Operating revenues					
June 30, 2003	80	521	671	(5)	1,267
½ of 2002	98	525	670	(32)	1,261
Provisions for losses on loans and advances					
June 30, 2003	—	—	203	—	203
½ of 2002	—	2	457	—	459
General administrative expense					
June 30, 2003	95	299	218	(5)	607
½ of 2002	124	316	253	(33)	660
Operating profit (loss)					
June 30, 2003	(15)	222	250	—	457
½ of 2002	(26)	207	(40)	1	142
Cost-income ratio					
June 30, 2003	118.8%	57.4%	32.5%		47.9%
Dec. 31, 2002	125.3%	60.1%	37.9%		52.3%

BALANCE SHEET TRENDS

TOTAL ASSETS AND LENDING VOLUME

The total assets of HVB Group amounted to €669.1 billion at June 30, 2003, down 3.2% on the year-end total. The decline resulted primarily from lower loans and advances to customers, and investments. The lending volume decreased by €21.2 billion to €466.8 billion, with both placements with, and loans and advances to, customers and other banks, and contingent liabilities falling.

RISK ASSETS AND KEY CAPITAL RATIOS

In order to bolster the core capital ratio in the corporate group, we aim in particular to reduce risk assets considerably by the end of the year. A reduction of €40 billion is to be realized by securitizing risks, paring back lending operations in the Americas and Asia, selling portfolios and disposing of holdings that do not generate any strategic or operational value. In the first half of the year, we reduced risk assets by €18.9 billion to €321.7 billion. The first true sale transaction in London contributed approximately €800 million to this amount. The core capital ratio has improved compared with year-end 2002, from 5.6% to 5.8%, and the equity funds ratio has improved from 9.1% to 9.4%. The measures we have initiated to reduce risk assets and bolster the capital base are geared to boosting our credit standing on the international capital markets and hence to enhancing the funding options at our disposal.

OTHER INFORMATION

IFRS PRINCIPLES

The present report has been prepared in accordance with IAS 34. We have applied the same accounting and valuation principles as in the consolidated financial statements for 2002 (explained in detail starting on page 47 in the Financial Section of the 2002 Annual Report). Segment reporting is based on the same segment structure as in the consolidated financial statements for 2002.

As in the consolidated financial statements for 2002, we have reported the new Hypo Group in the notes as a so-called discontinuing operation, showing it as a separate segment in segment reporting.

In this report, the segment reporting on the Germany, Austria and CEE and Corporates & Markets segments has been expanded to include for the first time a description and analysis of the division results as compared with the prior year. In this way we achieve greater transparency in explaining our operating performance.

CHANGES TO THE GROUP OF CONSOLIDATED COMPANIES

In the second quarter of 2003 we deconsolidated PlanetHome AG. The company was valued on the balance sheet in the first quarter at €36 million, and reported net income before taxes of approximately €1 million. At DIA Vermögensverwaltungs-GmbH we acquired the remaining shares in Westfälische Hypothekenbank AG, hence increasing our stake from 75% to 100%. HVB Payments & Services GmbH, with its 700 employees, was spun off by HVB AG and added to the group of consolidated companies at April 1, 2003. The comparison for the period under review must also take into account that the companies deconsolidated in the consolidated financial statements for 2002 (see Annual Report 2002, Financial Section, starting on p. 47) were still included during the first half of the prior year, and were not deconsolidated until later in the year.

EVENTS AFTER JUNE 30, 2003

At the beginning of July 2003 we sold approximately 33 million shares in Bank Austria Creditanstalt AG (excluding the allotment option) from a capital increase. This move reduced our stake in Bank Austria Creditanstalt to 77.5%. The decision on the exercise of the allotment option (the so-called greenshoe) will be made no later than August

of this year. This transaction will in particular result in changes in minority interest in net income in our consolidated financial statements and in the minority interest item on the liabilities side of the balance sheet.

With the sale of norisbank AG in mid-July 2003 we took another important step in our transformation program. Pending the required resolutions by governing bodies and approval by regulatory authorities, norisbank is expected to change ownership effective September 30, 2003. Through this transaction and with the prorated profit of norisbank for the first nine months of this year, HVB Group will earn a profit of €447 million. During the first half of 2003, norisbank earned net income before taxes of €27.1 million and reported total assets of approximately €3.2 billion at June 30, 2003. The company has approximately 1,100 employees at about 100 branch offices.

HVB Real Estate Bank AG has signed a letter of intent with a buyer providing for the sale of FGH-Bank. The signing of the contract and the transfer are to take place pending approval by the bank supervisory authorities after the spin-off of the commercial real estate finance business of HVB Group to the new Hypo Group. At year-end 2002, FGH-Bank reported total assets of approximately €4.9 billion. The company earned net income before taxes of approximately €45 million in 2002 and employs 150 people.

In addition, we continued with our securitization program in July with a new synthetic asset-backed security transaction (PROMISE Color-2003-1 Plc.) with a total volume of €1.13 billion.

AUDITING REVIEW

The figures of Hypo Group presented separately in the note "Discontinuing Operations" and in the segment reporting comprise the basis for the Management's Discussion & Analysis in the IPO prospectus of Hypo Real Estate Holding. Consequently, they were subjected to an auditing review by the auditors of our financial statements.

SHARE

With an increase of nearly 110% over the lows at the end of the prior quarter, the HVB share achieved a strong recovery in the second quarter.

The overall mood on the international capital markets has significantly improved since the end of the Iraq war. During the same period, the DAX has gained approximately 33% and the EuroStoxx 50^{SM} has risen by nearly 19%. There has also been a noticeable improvement in the tense situation on the bond markets. Risk premiums – especially for HVB issues – showed a marked downward tendency.

The considerably above-average growth of our share underscores the acceptance of our transformation program by international investors. The implementation of the program on schedule has met with positive responses from all capital market participants. The approval for the spin-off of the commercial real estate financing activities granted by the annual shareholders meeting in May, the successful BA-CA stock market placement and the sale of norisbank in July 2003 represent significant milestones in this transformation. We also believe that the improved trend in operating income during the first half of the year represents further potential for boosting our share price.

GENERAL ECONOMIC AND INDUSTRY TRENDS

In the second quarter, economic growth remained slow. Economic growth in the USA, at an annualized rate of 1.5%, does not appear to be stronger than the level achieved in the prior quarter. In the euro zone, growth has stagnated since the beginning of 2003. Total economic output in Germany was nearly unchanged in the second quarter, after it actually shrank slightly during the prior quarter. In Austria, too, production and labor market figures point to economic stagnation. The number of bankruptcies remained at a high level, specially in Germany.

With an estimated average growth rate of 3% as compared with the prior year, the CEE economies again achieved significantly stronger growth than the euro area in the second quarter. The intensified trade relations are making it increasingly difficult for these countries to decouple from the general economic weakness, especially of the German economy. The overall stronger economic growth was primarily the result of robust domestic demand, which in most countries was generated by higher real wages (bolstered by progress in productivity) and the resultant stimulus to personal consumption. At the regional level the Baltic countries are experiencing the strongest growth. Growth in Poland is slowly developing as increased investments due to more favorable financing terms and improved company results are contributing to faster growth. A number of devaluation rounds in Poland and Hungary boosted foreign trade, but also led to temporary uncertainty on the part of international investors. The catching-up process is also continuing in southeastern Europe, supported by investments with high growth rates.

INDUSTRY TRENDS

On the whole, the prevailing conditions within the financial services sector improved slightly over the past three months. The equity markets have made a strong recovery from their lows at the end of the prior quarter, with the German market achieving the strongest gains. The debt markets have remained in relatively good shape.

Interest rates have again declined on the whole, while the interest rate curve has remained steep. This exerted pressure on interest margins, especially for banks with extensive customer deposits. On the other hand, German financial institutions are increasingly successful at obtaining higher lending margins in the credit business. In addition, the demand for personal loans for consumer goods is acting as a stabilizing influence on the development of credit volumes.

On the credit risk side, cyclical trends are expected again this year to cause higher than average risk provision requirements, especially for domestic banks. However, these requirements are likely to be below the prior year level.

The commission business was dominated by volatile capital markets during the first half of the year. However, the prospects for increased commission income in the securities business during the second half of the year have considerably improved as a result of the recent upward trend in the markets. Following the good results achieved in our business with outside capital and foreign-currency products during the first half of the year, we now aim to stabilize our trading income over the remainder of the year.

After the enormous difficulties of the prior year, a noticeable overall improvement in operating income is expected for German banks this year.

OUTLOOK

GENERAL ECONOMIC TRENDS

With the Iraq war over, oil prices at low levels, the SARS illness vanishing in Asia, and central banks again cutting interest rates in the USA and the euro zone, conditions for overall economic trends are favorable. Supported by massive tax cuts, there are signs of growth in the USA during the second half of the year accelerating to an annualized rate of 4% as compared with the prior year.

The euro area will temporarily profit from this economic plateau in the USA (anticipated growth for 2003: 0.6%, Germany 0.2%). The deciding factor for the medium-term growth prospects in Europe is above all the fact that reform discussions are again a priority in many countries. German growth prospects are brighter for the coming years with the implementation of Agenda 2010, the abandonment of strike action in eastern Germany, and the decision to move the tax reform forward. Austria and France have passed pension reforms.

Bolstered by more favorable international conditions, exports and investments will add impetus to the economies in Central and Eastern Europe during the months ahead. The countries in this region will also profit from the convergence process prior to their accession to the European Union following the positive decisions in the referendums in Poland and the Czech Republic.

FUTURE EARNING TRENDS OF HVB GROUP

We succeeded in meeting our earnings forecast in the first half of the year, even though we received no tailwind from the capital markets and also executed no special transactions aimed at enhancing results. This achievement gives us greater confidence to persist with our chosen strategy, and to implement our transformation program rapidly. Overall, the risks to the future development of HVB Group outlined in the Risk Report (on pages 10–36 in the Financial Section of our 2002 Annual Report) have not altered materially in the first half of this year. All in all, therefore, we are abiding by the projections that we described under the outlook in the 2002 Financial Review (starting on page 8 in the Financial Section of the 2002 Annual Report). In particular, this applies to the turnaround in the operational side of the business which we were already able to achieve in the first half of the year.

During the coming months, HVB Group will implement further steps in its transformation program. The main focus, following the IPO of BA-CA and the sale of norisbank, will be on the spin-off of Hypo Group. Moreover, the disposal of additional non-strategic holdings and a number of securitization transactions are planned over the remainder of the year. In view of the milestones achieved so far in our transformation, we are confident that the remainder of the program can also be implemented successfully and on schedule. Over the remainder of the year, we expect the operational side of the business to meet the budgets we have presented.

INCOME STATEMENT
FROM JANUARY 1 TO JUNE 30, 2003

EARNINGS/EXPENSES

	Notes	1/1–6/30/ 2003 € millions	1/1–6/30/ 2002 € millions	Change € millions	Change in %
Interest and similar income		15,402	17,020	–1,618	– 9.5
Interest expense and similar charges		12,155	13,667	–1,512	– 11.1
Net interest income	3	3,247	3,353	– 106	– 3.2
Provisions for losses on loans and advances[1]	4	1,522	1,898	– 376	– 19.8
Net interest income after provisions for losses on loans and advances		1,725	1,455	+ 270	+ 18.6
Fee and commission income		1,658	1,725	– 67	– 3.9
Fee and commission expenses		316	320	– 4	– 1.3
Net commission income	5	1,342	1,405	– 63	– 4.5
Gains less losses arising from trading securities (trading profit)	6	487	435	+ 52	+ 12.0
General administrative expenses	7	3,341	3,768	– 427	– 11.3
Balance of other operating income and expenses	8	25	60	– 35	– 58.3
Operating profit (loss)		**238**	**(413)**	**+ 651**	
Net income from investments		11	642	– 631	– 98.3
Amortization of goodwill		108	108	—	—
Balance of other income and expenses	9	(64)	(64)	—	—
Profit from ordinary activities/ net income before taxes		**77**	**57**	**+ 20**	**+ 35.1**
Taxes on income[1]		187	18	+ 169	
Net income (loss)		**(110)**	**39**	**– 149**	
Minority interest in net income (loss)[1]		(34)	14	– 48	
Consolidated profit (loss)		**(144)**	**53**	**– 197**	

	Notes	1/1–6/30 2003 in €	1/1–6/30 2002 in €
Earnings per share (excl. amortization of goodwill)	10	(0.07)	0.30
Earnings per share	10	(0.27)	0.10

Since no conversion rights or option rights to approved capital existed at June 30, 2003, there is no calculation of diluted earnings per share.

[1] Due to the untypical course in the previous year, we have estimated provisions for losses on loans and advances on the pro rata prior-year figure and thus

INCOME STATEMENT
FROM APRIL 1 TO JUNE 30, 2003

EARNINGS/EXPENSES

	Notes	4/1-6/30/ 2003 € millions	4/1-6/30/ 2002 € millions	Change € millions	Change in %
Interest and similar income		7,624	8,257	- 633	- 7.7
Interest expense and similar charges		5,997	6,673	- 676	- 10.1
Net interest income	3	1,627	1,584	+ 43	+ 2.7
Provisions for losses on loans and advances[1]	4	760	949	- 189	- 19.9
Net interest income after provisions for losses on loans and advances		867	635	+ 232	+ 36.5
Fee and commission income		823	825	- 2	- 0.2
Fee and commission expenses		154	141	+ 13	+ 9.2
Net commission income	5	669	684	- 15	- 2.2
Gains less losses arising from trading securities (trading profit)	6	246	171	+ 75	+ 43.9
General administrative expenses	7	1,650	1,843	- 193	- 10.5
Balance of other operating income and expenses	8	(5)	32	- 37	
Operating profit (loss)		**127**	**(321)**	**+ 448**	
Net income from investments		21	457	- 436	- 95.4
Amortization of goodwill		54	54	—	—
Balance of other income and expenses	9	(41)	(36)	- 5	- 13.9
Profit from ordinary activities/ net income before taxes		**53**	**46**	**+ 7**	**+ 15.2**
Taxes on income[1]		110	9	+ 101	
Net income (loss)		**(57)**	**37**	**- 94**	
Minority interest in net income (loss)[1]		(10)	7	- 17	
Consolidated profit (loss)		**(67)**	**44**	**- 111**	

	Notes	4/1-6/30 2003 in €	4/1-6/30 2002 in €
Earnings per share (excl. amortization of goodwill)	10	(0.03)	0.18
Earnings per share	10	(0.13)	0.08

[1] Due to the untypical course in the previous year, we have estimated provisions for losses on loans and advances on the pro rata prior year figure and thus

BALANCE SHEET AT JUNE 30, 2003

ASSETS

	Notes	6/30/2003 € millions	12/31/2002 € millions	Change € millions	Change in %
Cash reserve		5,949	5,373	+ 576	+10.7
Assets held for trading purposes	11	88,130	85,252	+ 2,878	+ 3.4
Placements with, and loans and advances to, other banks	12	70,317	73,867	− 3,550	− 4.8
Loans and advances to customers	12	394,594	409,938	− 15,344	− 3.7
Write-downs on loans and advances	13	(14,677)	(13,716)	− 961	− 7.0
Investments	14	93,467	101,998	− 8,531	− 8.4
Property, plant and equipment		3,267	3,473	− 206	− 5.9
Intangible assets		3,777	3,816	− 39	− 1.0
Other assets		24,311	21,156	+ 3,155	+14.9
Total assets		**669,135**	**691,157**	**− 22,022**	**− 3.2**

LIABILITIES

	Notes	6/30/2003	12/31/2002	Change	Change
		€ millions	€ millions	€ millions	in %
Deposits from other banks	15	139,284	143,361	– 4,077	– 2.8
Amounts owed to other depositors	16	150,566	154,922	– 4,356	– 2.8
Promissory notes and other liabilities evidenced by paper	17	250,486	271,561	– 21,075	– 7.8
Liabilities held for trading purposes		61,689	51,479	+ 10,210	+ 19.8
Provisions	18	11,653	10,931	+ 722	+ 6.6
Other liabilities		20,831	21,549	– 718	– 3.3
Subordinated capital	19	20,983	22,311	– 1,328	– 6.0
Minority interest		756	813	– 57	– 7.0
Shareholders' equity		12,887	14,230	– 1,343	– 9.4
Subscribed capital		1,609	1,609	—	—
Additional paid-in capital		13,112	13,112	—	—
Retained earnings		2,924	2,882	+ 42	+ 1.5
Change in valuation of financial instruments		(4,614)	(3,373)	– 1,241	– 36.8
AfS reserve		(1,974)	(1,319)	– 655	– 49.7
Hedge reserve		(2,640)	(2,054)	– 586	– 28.5
Consolidated profit 2002		—	—	—	—
Profit (loss) 1/1–6/30/2003		(144)	—	– 144	—
Total shareholders' equity and liabilities		**669,135**	**691,157**	**– 22,022**	**– 3.2**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

€ millions	2003	2002
Shareholders' equity at January 1	**14,230**	**25,110**
Changes from 1/1–6/30		
Subscribed capital	—	—
Additional paid-in capital		
Capital increases	—	—
Change in holdings of, and net income from, treasury stock	—	(4)
Retained earnings		
Change in group of consolidated companies		
and changes in foreign exchange rates	42	(128)
Change in valuation of financial instruments	(1,241)	(2,566)
Consolidated profit 2002 (Dividend payment of HVB AG)[1]	—	(457)
Profit 1/1–6/30	(144)	53
Shareholders' equity at June 30	**12,887**	**22,008**

[1] HVB AG failed to post a profit in fiscal 2002. For this reason no divided will be paid for this fiscal year.

NOTES TO THE INCOME STATEMENT

1

DISCONTINUING OPERATIONS

In addition to the companies and parts of companies already included at the end of 2002 (for a complete listing please refer to page 54 of the Financial Section of our 2002 Annual Report), HVB Group includes HVB Bank Ireland, Dublin, excluding the existing non-real estate portfolios. Until the final separation takes place, the Bank will report on this operation under a new segment called Hypo Group.

The shareholders' equity of Hypo Group has been calculated on the basis of the amortized book values of the assets and liabilities of the new group, taking into account the transaction structure currently planned. The provision of additional capital by HVB AG is already included. The risk guarantee by HVB AG is taken into account on a pro rata basis. In terms of the operations to be transferred by HVB AG, our pro-forma view is based on the assumption that they are transferred either physically or synthetically to Hypo Group by means of derivatives.

PRO-FORMA-INCOME STATEMENT FOR THE DISCONTINUING OPERATION HYPO GROUP

	1/1–6/30/ 2003	½ of 2002	Change	Change
	€ millions	€ millions	€ millions	in %
Net interest income	373	368	+ 5	+ 1.4
Provisions for losses on loans and advances	130	253	–123	– 48.6
Net interest income after provisions for losses on loans and advances	243	115	+128	
Net commission income	14	6	+ 8	
Gains less losses arising from trading securities (trading profit)	—	—	—	—
General administrative expenses	127	127	—	—
Balance of other operating income and expenses	(5)	7	– 12	
Operating profit (loss)	**125**	**1**	**+ 124**	
Net income from investments	2	31	– 29	– 93.5
Amortization of goodwill	—	—	—	—
Additions to restructuring provisions	—	1	– 1	–100.0
Balance of other income and expenses	(15)	(1)	– 14	
Profit from ordinary activities/ net income before taxes	**112**	**30**	**+ 82**	
Income taxes	30	20	+ 10	+ 50.0
Net income (loss)	**82**	**10**	**+ 72**	

CASH FLOW STATEMENT

€ millions	2003	2002
Cash and cash equivalents at January 1	**5,373**	**8,036**
Cash flow from operating activities	(3,143)	(938)
Cash flow from investment activities	4,839	222
Cash flow from financing activities	(1,062)	1,561
Effects of exchange rate changes on cash and cash equivalents	(58)	(171)
Cash and cash equivalents at June 30	**5,949**	**8,710**

SELECTED ITEMS IN THE PRO-FORMA-BALANCE SHEET OF THE DISCONTINUING OPERATION HYPO GROUP

	6/30/ 2003 € billions	12/31/ 2002 € billions	Change € billions	Change in %
Total lending volume	119	124	– 5	– 4.0
of which:				
mortgage loans	60	65	– 5	– 7.7
municipal loans	51	55	– 4	– 7.3
Write-downs on loans and advances	(2)	(2)	—	—
Investments	40	39	+ 1	+ 2.6
Deposits from other banks/ amounts owed to other depositors	32	32	—	—
Promissory notes and other liabilities evidenced by paper	119	131	–12	– 9.2
of which:				
mortgage bonds	18	14	+ 4	+ 28.6
public-sector bonds	61	69	– 8	– 11.6
Shareholders' equity (without changes in valuation of financial instruments)	4	1	+ 3	

SEGMENT REPORTING
OPERATING PERFORMANCE BY SEGMENT
FROM JANUARY 1 TO JUNE 30, 2003

€ millions	Germany	Austria and CEE	Corporates & Markets
Net interest income			
1/1–6/30/2003	1,489	944	653
½ of 2002	1,477	991	687
Provisions for losses on loans and advances			
1/1–6/30/2003	693	236	203
½ of 2002	927	256	459
Net commission income			
1/1–6/30/2003	597	536	211
½ of 2002	593	532	209
Gains less losses arising from trading securities (trading profit)			
1/1–6/30/2003	3	48	397
½ of 2002	2	15	350
General administrative expenses			
1/1–6/30/2003	1,493	1,098	607
½ of 2002	1,633	1,111	660
Balance of other operating income and expenses			
1/1–6/30/2003	29	—	6
½ of 2002	14	12	15
Operating profit (loss)			
1/1–6/30/2003	(68)	194	457
½ of 2002	(474)	183	142
Net income from investments			
1/1–6/30/2003	(4)	30	(9)
½ of 2002	(49)	25	(133)
Amortization of goodwill			
1/1–6/30/2003	9	65	31
½ of 2002	107	59	30

Real Estate Workout	Other/Con-solidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
(9)	(200)	2,877	373	(3)	3,247
(5)	(181)	2,969	368	(12)	3,325
30	2	1,164	130	228	1,522
—	4	1,646	253	—	1,899
—	(15)	1,329	14	(1)	1,342
(1)	3	1,336	6	—	1,342
—	39	487	—	—	487
—	27	394	—	—	394
14	21	3,233	127	(19)	3,341
13	31	3,448	127	(37)	3,538
(3)	18	50	(5)	(20)	25
(2)	51	90	7	(39)	58
(56)	(181)	346	125	(233)	238
(21)	(135)	(305)	1	(14)	(318)
—	(15)	2	2	7	11
—	451	294	31	—	325
—	2	107	—	1	108
—	2	198	—	—	198

OPERATING PERFORMANCE BY SEGMENT FROM JANUARY 1 TO JUNE 30, 2003 (continued)

€ millions	Germany	Austria and CEE	Corporates & Markets
Additions to restructuring provisions			
1/1–6/30/2003	—	—	—
½ of 2002	106	1	18
Balance of other income and expenses			
1/1–6/30/2003	(5)	(1)	(2)
½ of 2002	(6)	(1)	(1)
Profit from ordinary activities/ net income before taxes			
1/1–6/30/2003	(86)	158	415
½ of 2002	(742)	147	(40)
of which:			
Bank Austria Group			
1/1–6/30/2003		158	23
½ of 2002		147	(21)

	Real Estate Workout	Other/Consolidation	HVB Group new	Hypo Group	Consolidation	HVB Group
	—	—	—	—	—	—
	—	17	142	1	—	143
	(36)	(235)	(279)	(15)	230	(64)
	(57)	(10)	(75)	(1)	—	(76)
	(92)	(433)	(38)	112	3	77
	(78)	287	(426)	30	(14)	(410)
		(6)	175			175
		17	143			143

OPERATING PERFORMANCE BY SEGMENT
QUARTERLY OVERVIEW

€ millions	Germany	Austria and CEE	Corporates & Markets
Net interest income			
1st Quarter of 2003	737	467	323
2nd Quarter of 2003	752	477	330
¼ of 2002	739	495	343
Provisions for losses on loans and advances			
1st Quarter of 2003	336	125	121
2nd Quarter of 2003	357	111	82
¼ of 2002	463	128	230
Net commission income			
1st Quarter of 2003	307	268	102
2nd Quarter of 2003	290	268	109
¼ of 2002	297	266	105
Gains less losses arising from trading securities (trading profit)			
1st Quarter of 2003	2	29	186
2nd Quarter of 2003	1	19	211
¼ of 2002	1	8	175
General administrative expenses			
1st Quarter of 2003	754	548	306
2nd Quarter of 2003	739	550	301
¼ of 2002	817	555	330
Balance of other operational income and expenses			
1st Quarter of 2003	14	(2)	17
2nd Quarter of 2003	15	2	(11)
¼ of 2002	7	6	7
Operating profit (loss)			
1st Quarter of 2003	(30)	89	201
2nd Quarter of 2003	(38)	105	256
¼ of 2002	(236)	92	70
Net income from investments			
1st Quarter of 2003	(3)	14	(16)
2nd Quarter of 2003	(1)	16	7
¼ of 2002	(25)	13	(67)
Amortization of goodwill			
1st Quarter of 2003	5	33	16
2nd Quarter of 2003	4	32	15
¼ of 2002	54	29	15

Real Estate Workout	Other/Consolidation	HVB Group new	Hypo Group	Consolidation	HVB Group
(5)	(109)	1,413	207	—	1,620
(4)	(91)	1,464	166	(3)	1,627
(2)	(91)	1,484	184	(6)	1,662
—	1	583	179	—	762
30	1	581	(49)	228	760
—	2	823	126	—	949
—	(7)	670	3	—	673
—	(8)	659	11	(1)	669
—	—	668	3	—	671
—	24	241	—	—	241
—	15	246	—	—	246
—	13	197	—	—	197
7	15	1,630	67	(6)	1,691
7	6	1,603	60	(13)	1,650
7	15	1,724	64	(19)	1,769
(1)	12	40	(2)	(8)	30
(2)	6	10	(3)	(12)	(5)
(1)	26	45	4	(20)	29
(13)	(96)	151	(38)	(2)	111
(43)	(85)	195	163	(231)	127
(10)	(69)	(153)	1	(7)	(159)
—	2	(3)	(7)	—	(10)
—	(17)	5	9	7	21
—	226	147	15	—	162
—	—	54	—	—	54
—	2	53	—	1	54
—	1	99	—	—	99

OPERATING PERFORMANCE BY SEGMENT QUARTERLY OVERVIEW (continued)

€ millions	Germany	Austria and CEE	Corporates & Markets
Additions to restructuring provisions			
1st Quarter of 2003	—	—	—
2nd Quarter of 2003	—	—	—
1/4 of 2002	53	—	9
Balance of other income and expenses			
1st Quarter of 2003	(1)	(1)	(1)
2nd Quarter of 2003	(4)	—	(1)
1/4 of 2002	(3)	(1)	(1)
Profit (loss) from ordinary activities/ net income (loss) before taxes			
1st Quarter of 2003	(39)	69	168
2nd Quarter of 2003	(47)	89	247
1/4 of 2002	(371)	75	(22)
of which:			
Bank Austria Group			
1st Quarter of 2003		69	17
2nd Quarter of 2003		89	6
1/4 of 2002		75	(11)

KEY RATIOS, BY SEGMENT

in %	Germany	Austria and CEE	Corporates & Markets
Cost-income ratio (based on operating revenues)			
1/1–6/30/2003	70.5	71.9	47.9
1/1–12/31/2002	78.3	71.7	52.3
Return on equity after taxes (net of amortization of goodwill)			
1/1–6/30/2003	(3.3)	10.0	17.6
1/1–12/31/2002	(16.1)	8.0	(0.4)
Return on equity after taxes			
1/1–6/30/2003	(3.6)	5.3	16.1
1/1–12/31/2002	(19.3)	4.3	(1.5)

[1] Figures for Real Estate Workout division have no information value.

	Real Estate Workout	Other/Consolidation	HVB Group new	Hypo Group	Consolidation	HVB Group
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	9	71	1	—	72
	(18)	(2)	(23)	—	—	(23)
	(18)	(233)	(256)	(15)	230	(41)
	(29)	(4)	(38)	—	—	(38)
	(31)	(96)	71	(45)	(2)	24
	(61)	(337)	(109)	157	5	53
	(39)	143	(214)	15	(7)	(206)
		11	97			97
		(17)	78			78
		8	72			72

	Real Estate Workout[1]	Other/Consolidation	HVB Group new	Hypo Group	Consolidation	HVB Group
	—	—	68.2	33.2	—	65.5
	—	—	72.0	33.3	—	69.1
	—	—	(1.7)	4.0	—	(0.4)
	—	—	(2.6)	0.3	—	(2.3)
	—	—	(3.3)	4.0	—	(1.6)
	—	—	(5.1)	0.3	—	(4.4)

3

NET INTEREST INCOME

€ millions	1/1–6/30/ 2003	1/1–6/30/ 2002
Interest and similar income from		
lending and money-market transactions	13,278	13,915
fixed-income securities and government-inscribed debt	1,762	2,705
equity securities and other variable-yield securities	102	144
subsidiaries	36	31
companies valued at equity	40	40
participating interests	42	31
investment property	17	31
Interest expense and similar charges for		
deposits	6,109	7,417
promissory notes and other liabilities evidenced by paper	5,384	5,584
subordinated capital	591	615
Net income from lease operations	**54**	**72**
Total	**3,247**	**3,353**

INTEREST MARGINS

in %	6/30/2003	6/30/2002
Based on average risk assets (BIS)	2.16	2.05
Based on average volume of business	1.10	1.03

4

PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

€ millions	1/1–6/30/ 2003	½ of 2002
Additions	1,989	2,618
Write-downs on loans and advances	1,902	2,488
Provisions for guarantees and indemnities	87	130
Reversals	(404)	(669)
Write-downs on loans and advances	(362)	(594)
Provisions for guarantees and indemnities	(42)	(75)
Payments received for written-off loans	(63)	(51)
Total	**1,522**	**1,898**

Provisions for losses on loans and advances are calculated pro rata temporis on the basis of the presumed annual requirements.

5

NET COMMISSION INCOME

€ millions	1/1–6/30/ 2003	1/1–6/30/ 2002
Securities and custodial services	515	579
Foreign trade operations/ Money transfer operations	483	460
Lending operations	209	244
Other service operations	135	122
Total	**1,342**	**1,405**

6

GAINS LESS LOSSES ARISING FROM TRADING SECURITIES (TRADING PROFIT)

€ millions	1/1–6/30/ 2003	1/1–6/30/ 2002
Equity contracts	117	46
Interest rate and currency contracts	*370*	*389*
Total	**487**	**435**

This item includes interest and dividend income totaling €354 million and refinancing costs totaling €347 million resulting from the balance of assets and liabilities held for trading purposes.

7

GENERAL ADMINISTRATIVE EXPENSES

€ millions	1/1–6/30/ 2003	1/1–6/30/ 2002
Personnel expense	1,856	2,108
Other administrative expenses	1,144	1,275
Depreciation and amortization on property, plant and equipment, and other assets	341	385
Total	**3,341**	**3,768**

8

BALANCE OF OTHER OPERATING INCOME AND EXPENSES

€ millions	1/1–6/30/ 2003	1/1–6/30/ 2002
Other operating income	150	162
Other operating expenses	125	102
Balance of other operating income and expenses	**25**	**60**

9

BALANCE OF OTHER INCOME AND EXPENSES

€ millions	1/1–6/30/ 2003	1/1–6/30/ 2002
Other income	35	—
Other expenses	99	64
of which:		
Other taxes	9	13
Absorbed losses	41	51
Balance of other income and expenses	**(64)**	**(64)**

The other expenses up to June 30, 2003 include expenses totaling €49 million associated with the spin-off of Hypo Real Estate Group as well as assumed losses and other taxes. The other income includes the write-back in the income statement of provisions against goodwill losses in connection with the purchase of additional Westfälische Hypothekenbank AG shares.

10

EARNINGS PER SHARE

	1/1–6/30/ 2003	1/1–6/30/ 2002
Net income (loss) adjusted for minority interest (€ millions)	(144)	53
Net income (loss) adjusted for minority interest and before amortization of goodwill (€ millions)	(36)	161
Average number of shares	536,288,701	536,288,701
Earnings per share in € (excl. amortization of goodwill	**(0.07)**	**0.30**
Earnings per share in €	**(0.27)**	**0.10**

11

ASSETS HELD FOR TRADING PURPOSES

€ millions	6/30/2003	12/31/2002
Debt securities and other fixed-income securities	31,982	33,793
Equity securities and other variable-yield securities	2,565	2,536
Positive fair values from derivative financial instruments	49,456	44,411
Other assets held for trading purposes	4,127	4,512
Total	**88,130**	**85,252**

12

LENDING VOLUME

By content:

€ millions	6/30/2003	12/31/2002
Credits and loans to other banks	41,308	43,155
Credits and loans to customers	391,208	406,210
Contingent liabilities	34,258	38,568
Total	**466,774**	**487,933**

13

WRITE-DOWNS ON LOANS AND ADVANCES

Analysis of write-downs on loans and advances:

€ millions	2003	2002
Balance on January 1	**13,716**	**12,471**
Changes affecting income		
+ Gross additions	1,902	2,488
– Write-backs	(362)	(594)
Changes not affecting income		
+/– Changes due to make-up of group of consolidated companies	+ 21	—
– Use of existing provisions for losses on loans and advances	(352)	(380)
+/– Effects of currency translation and other changes not affecting income	(248)	(220)
Balance at June 30	**14,677**	**13,765**

14

INVESTMENTS

€ millions	6/30/2003	12/31/2002
Held-to-maturity investments		
Debt securities and other fixed-income securities	28,411	31,151
Available-for-sale investments	63,670	69,749
Non-consolidated subsidiaries/companies valued at equity	2,056	2,330
Participating interests	2,801	3,850
Debt securities and other fixed-income securities	51,145	54,345
Equity securities and other variable-yield securities	7,668	9,224
of which:		
long-term securities	4,914	6,352
Companies valued at equity	830	537
Investment property	556	561
Total	**93,467**	**101,998**

We show investments in the "Available-for-sale (afs)" category at fair value. We carry the changes in value directly under shareholders' equity in the balance sheet until the afs investment is sold or an impairment as defined in IAS 39.109 sq.q. has occurred. This also applies to shares shown in our balance sheet as afs investments, in particular the shares in Allianz AG and Munich Re. For these holdings we have so far not undertaken any devaluations affecting income, since the criteria for an impairment as defined in IAS 39.110 are not fulfilled; moreover, the carrying amounts are supported by company valuations based on current profit forecasts by analysts.

15

DEPOSITS FROM OTHER BANKS, BY MATURITY

€ millions	6/30/2003	12/31/2002
Repayable on demand	17,169	13,280
With agreed maturities	122,115	130,081
Total	**139,284**	**143,361**

16

AMOUNTS OWED TO OTHER DEPOSITORS, BY MATURITY

€ millions	6/30/2003	12/31/2002
Savings deposits and		
home-loan savings deposits	32,305	30,500
Other deposits	118,261	124,422
repayable on demand	48,978	49,548
with agreed maturities	69,283	74,874
Total	**150,566**	**154,922**

17

PROMISSORY NOTES AND OTHER LIABILITIES EVIDENCED BY PAPER, BY MATURITY

€ millions	6/30/2003	12/31/2002
With agreed maturities		
up to 3 months	25,702	33,351
from 3 months to 1 year	38,703	45,089
from 1 year to 5 years	126,829	130,274
from 5 years and over	59,252	62,847
Total	**250,486**	**271,561**

18

PROVISIONS

€ millions	6/30/2003	12/31/2002
Provisions for pensions and similar obligations	4,717	4,664
Tax obligations	5,349	4,736
Restructuring provisions	303	323
Provisions for guarantees and indemnities	554	464
Other provisions	730	744
Total	**11,653**	**10,931**

19

SUBORDINATED CAPITAL

€ millions	6/30/2003	12/31/2002
Subordinated liabilities	13,928	15,348
Participating certificates outstanding	2,798	2,799
Hybrid capital instruments	4,257	4,164
Total	**20,983**	**22,311**

20

TREASURY STOCK

To ensure an orderly market in shares of HVB AG as permitted under Section 71 (1) No. 1 of the German Stock Corporation Act, and in accordance with the applicable legal requirements, a total of 20,047,400 shares of treasury stock were purchased by the Bank and its controlled or majority-owned companies at an average price of €10.21 per share, and resold at an average price of €10.20 per share. The acquired shares amount to the equivalent of €60 million, or 3.7% of capital stock.

The highest number of shares of treasury stock held by the Bank, including those earmarked for its employees, on any given day during the reporting period was 422,230 equivalent to €1 million, or 0.08% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 3,886,950 shares of treasury stock as collateral in accordance with Section 71e (1) 2 of the German Stock Corporation Act at June 30, 2003. This represents €12 million, or 0.7% of capital stock.

21

CONTINGENT LIABILITIES AND OTHER COMMITMENTS

€ millions	6/30/2003	12/31/2002
Contingent liabilities[1]	34,284	38,595
of which:		
guarantees and indemnity agreement	34,258	38,568
Other commitments	61,734	66,757
of which:		
irrevocable credit commitments	55,045	60,901
Total	**96,018**	**105,352**

[1] The contingent liabilities are offset by equivalent contingent claims.

22

FUTURES CONTRACTS (DERIVATIVES)

The following derivative contracts were still outstanding at the reporting date. For the first time, these figures include credit derivatives in addition to interest rate, foreign exchange, equity and index-related futures contracts. In addition to counterparty risk, derivatives are in particular subject to price risk arising from changes in interest rates, exchange rates and equity prices.

€ billions	Nominal amount		Counterparty risk	
	6/30/2003	12/31/2002	6/30/2003	12/31/2002
Interest rate derivatives	3,351	2,394	48	42
Foreign exchange derivatives	419	357	9	8
Equity/index derivatives	78	56	4	4
Credit derivatives	57	61	—	1
Other transactions	1	1	—	—
Total	**3,906**	**2,869**	**61**	**55**

Taking into account recognized netting agreements and collateral received in connection with OTC derivatives business brings about a €48 billion reduction in the €61 billion exposure to counterparty risk (positive replacement values) to €13 billion (reduction of €41 billion to €14 billion at December 31, 2002).

23

POTENTIAL MARKET RISK OF TRADING ACTIVITIES

Market price risks arise when prices of interest rate, foreign exchange and equity/index products and their related derivatives change. The Bank assesses the potential market risk of trading positions on a value-at-risk basis (see Annual Report 2002, Consolidated Financial Statements and Outlook, page 28 sq.q.).

Value-at-risk:

€ millions	6/30/2003	12/31/2002
Interest rate positions	69	61
Foreign exchange positions	15	12
Equity/index positions	50	26
Total	**134**	**99**

EXECUTIVE BOARDS

MEMBERS OF THE SUPERVISORY BOARD

DR. MAXIMILIAN HACKL
Honorary chairman

DR. DR. H.C. ALBRECHT SCHMIDT
Chairman,
since January 7, 2003

HERBERT BETZ
Deputy chairman,
until May 14, 2003

PETER KÖNIG
Deputy chairman since
May 14, 2003

KURT F. VIERMETZ
Deputy chairman

DR. MANFRED BISCHOFF

HEIDI DENNL
until May 14, 2003

VOLKER DOPPELFELD

ERNST EIGNER
until May 14, 2003

HELMUT GROPPER
until January 31, 2003

KLAUS GRÜNEWALD

HEINZ-GEORG HARBAUER
until May 14, 2003

ANTON HOFER

MAX DIETRICH KLEY

FRIEDRICH KOCH
until May 14, 2003

HANNS-PETER KREUSER

DR. LOTHAR MEYER

HERBERT MUNKER
until May 14, 2003

DR. HANS-JÜRGEN SCHINZLER
since March 3, 2003

CHRISTOPH SCHMIDT
until May 14, 2003

DR. SIEGFRIED SELLITSCH

PROF. DR. WILHELM SIMSON

PROF. DR. DR. H. C.
HANS-WERNER SINN

MARIA-MAGDALENA STADLER
since May 14, 2003

URSULA TITZE
since May 14, 2003

JENS-UWE WÄCHTER
since May 14, 2003

HELMUT WUNDER

BOARD OF MANAGING DIRECTORS

STEPHAN BUB[1]
Business segment
Corporates & Markets

DR. STEFAN JENTZSCH
Germany business segment,
until May 31, 2003
Business segment
Corporates & Markets,
since June 1, 2003

MICHAEL MENDEL[2]
Chief Risk Officer (CRO),
until May 31, 2003
Germany business segment,
since June 1, 2003

DR. MICHAEL KEMMER[3]
Chief Risk Officer (CRO)

DIETER RAMPL
Spokesman of the Board
of Managing Directors
Human Resources Management,
since April 1, 2003

GERHARD RANDA
Austria and CEE
business segment,
Chief Operating Officer (COO)

DR. PAUL SIEBERTZ[4]
Human Resources Management

DR. WOLFGANG SPRISSLER
Chief Financial Officer (CFO)

[1] until May 31, 2003

QUARTERLY FIGURES

Income (€ millions)	Q2 (2003)	Q1 (2003)	Q4 (2002)	Q3 (2002)	Q2 (2002)
Net interest income	1,627	1,620	1,663	1,633	1,584
Provisions for losses on loans and advances	760	762	950	949	949
Net interest income after provisions for losses on loans and advances	867	858	713	684	635
Net commission income	669	673	658	621	684
Gains less losses arising from trading securities (trading profit)	246	241	294	58	171
General administrative expenses	1,650	1,691	1,531	1,777	1,843
Balance of other operating income and expenses	(5)	30	42	13	32
Operating profit (loss)	**127**	**111**	**176**	**(401)**	**(321)**
Net income from investments	21	(10)	(321)	328	457
Amortization of goodwill	54	54	231	56	54
Additions to restructuring provisions	—	—	286	—	—
Balance of other income and expenses	(41)	(23)	(52)	(35)	(36)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**53**	**24**	**(714)**	**(164)**	**46**
Taxes on income	110	77	10	9	9
Net income (loss)	**(57)**	**(53)**	**(724)**	**(173)**	**37**
Minority interest in net income (loss)	(10)	(24)	8	7	7
Consolidated profit (loss)	**(67)**	**(77)**	**(716)**	**(166)**	**44**

Earnings per share (excl. amortization of goodwill, €)	(0.03)	(0.04)	(0,91)	(0.20)	0.18
Earnings per share (in €)	(0.13)	(0,14)	(1.34)	(0.31)	0.08

Key Indicators (in %)	6/30/2003	3/31/2003	12/31/2002	9/30/2002	6/30/2002
Return on equity after taxes					
(excl. amortization of goodwill)	(0.4)	(0.5)	(2.3)	0.4	1.7
Return on equity after taxes	(1.6)	(1.7)	(4.4)	(0.8)	0.6
Cost-income ratio (based on					
operating revenues)	65.5	66.0	69.1	73.2	71.7
Cost-income ratio					
(based on earnings					
from ordinary activities)	67.6	68.3	70.4	66.9	65.8
Ratio of net commission income					
to operating revenues	26.3	26.2	26.2	26.7	26.7
Balance sheet figures (€ billions)					
Total assets	669.1	679.8	691.2	714.6	712.6
Total lending volume	466.8	479.0	487.9	492.2	496.5
Shareholders' equity	12.9	11.9	14.2	17.3	22.4
Key capital ratios compliant					
with BIS					
Core capital (€ billions)	18.8	18.8	19.1	20.2	21.9
Equity funds (€ billions)	33.0	32.9	33.4	35.4	40.1
Risk assets (€ billions)	321.7	331.8	340.6	352.6	352.9
Core capital ratio (in %)	5.8	5.7	5.6	5.7	6.2
Equity funds ratio (in %)	9.4	9.1	9.1	9.2	10.3
Share information					
Share price (€)	14.39	6.88	15.22	13.42	33.00
Market capitalization (€ billions)	7.7	3.7	8.2	7.2	17.7

Employees	65,526	66,636	65,926	66,763	66,752
Branch offices	2,197	2,224	2,104	2,092	2,136

FINANCIAL CALENDAR

IMPORTANT DATES 2003/2004	
Third-quarter earnings	October 23, 2003
Preliminary annual results	February 18, 2004
Annual Press Conference	March 18, 2004
Annual Analyst Conference	March 18, 2004
Annual General Meeting of	
Shareholders	April 29, 2004
ICM International Congress Center	
Munich	
Neue Messe Munich-Riem,	
81823 Munich, Germany	
First-quarter earnings	April 29, 2004
Second-quarter earnings	August 5, 2004
Third-quarter earnings	November 4, 2004

CONTACTS

Should you have any questions about our reports, please contact our Investor Relations department by

calling
+49 89 378-25276,
faxing
+49 89 378-24083, or
e-mailing
ir@hypovereinsbank.de.

You can call up important company announcements as soon as they have been published by visiting our website at www.hvbgroup.com, where you can also register for our e-mail subscription service.

INTERNET

You will find our a user-friendly interactive version of our Annual Report and Interim Report also with a search function – on our homepage: www.hvbgroup.com/reports

SHAREHOLDER PUBLICATIONS

Annual Report (English/German), abridged and full version

Interim reports (English/German) for the first, second, and third quarters

Sustainability Report

For a current list of branches, visit our website at www.hvb.de/filialen

ORDERING

To order one of the publications listed here, please contact our Reporting Service by calling
+49 89 89506075, or
faxing
+49 89 89506030.

This edition of our Interim Report is prepared for the convenience of our English-speaking readers. It is based on the German original which takes precedence in all legal aspects.

PUBLISHED BY

Bayerische
Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout:
Gottschalk+Ash Int'l

Typesetting:
Max Vornehm GmbH
Printing:
Druckerei Kriechbaumer

Print deadline:
July 30, 2003
Publication date:
August 7, 2003

Printed in Germany

File No.
82-3777



Zwischenbericht zum 30. Juni 2003


SEC MAIL
RECEIVED
AUG 14 2003
155
PROCESSING
SECTION
WASH., D.C.

HVB Group

INHALT

GESCHÄFTSENTWICKLUNG

ERGEBNISSE

ERLÄUTERUNGEN

DIE WICHTIGSTEN ERGEBNISSE

Kennzahlen (in %)	1.1.–30.6.2003	2002
Eigenkapitalrentabilität nach Steuern		
(bereinigt um Goodwillabschreibungen)	–0,4	–2,3
Eigenkapitalrentabilität nach Steuern	–1,6	–4,4
Cost-Income-Ratio		
(gemessen an den operativen Erträgen)	65,5	69,1
Anteil Provisionsüberschuss an den operativen Erträgen	26,3	26,2

Erfolgszahlen	1.1.–30.6.2003	1.1.–30.6.2002
Betriebsergebnis (in Mio €)	238	–413
Gewinn/Verlust (in Mio €)	–144	53
Ergebnis je Aktie		
(bereinigt um Goodwillabschreibungen in €)	–0,07	0,30
Ergebnis je Aktie (in €)	–0,27	0,10

Bilanzzahlen (in Mrd €)	30.6.2003	31.12.2002
Bilanzsumme	669,1	691,2
Kreditvolumen	466,8	487,9
Bilanzielles Eigenkapital	12,9	14,2

Bankaufsichtsrechtliche Kapitalkennzahlen nach BIZ	30.6.2003	31.12.2002
Kernkapital (in Mrd €)	18,8	19,1
Eigenmittel (in Mrd €)	33,0	33,4
Risikoaktiva (in Mrd €)	321,7	340,6
Kernkapitalquote (in %)	5,8	5,6
Kernkapitalquote inkl. BA-CA-IPO pro-forma (in %)	6,1	—
Eigenmittelquote (in %)	9,4	9,1
Eigenmittelquote inkl. BA-CA-IPO pro-forma (in %)	9,8	—

Aktie	1.1.–30.6.2003	2002
Börsenkurs: Stichtag (in €)	14,39	15,22
Höchststand (in €)	16,50	42,55
Tiefststand (in €)	6,88	11,75
Börsenkapitalisierung Stichtag (in Mrd €)	7,7	8,2

	30.6.2003	31.12.2002
Mitarbeiter	65 526	65 926
Geschäftsstellen	2 197	2 104

TRANSFORMATION DER HVB GROUP

ERHEBLICHE FORTSCHRITTE DES TRANSFORMATIONSPROGRAMMS

Mit unserem Transformationsprogramm verfolgen wir zwei wesentliche Ziele: zum einen die Stärkung unserer Kernkapitalquote auf bis zu 7%, zum anderen die nachhaltige Erhöhung unserer operativen Wertschöpfungskraft im Kerngeschäft noch in diesem Jahr. Wir hatten das Programm bereits im Geschäftsbericht 2002 (siehe Band Jahresbericht das Kapitel »Die Transformation der HVB Group«, Seiten 37–41) sowie im Zwischenbericht zum 31. März im Detail vorgestellt.

Wir haben unsere Transformation seither konsequent weiter vorangetrieben und planmäßig wichtige Etappenziele erreicht. Dies gilt sowohl im Hinblick auf die Maßnahmen zur Verbesserung unserer Kapitalposition als auch bezüglich unserer Erfolgsentwicklung. Die positive Kursentwicklung im zweiten Quartal bestätigt das zunehmende Vertrauen der Kapitalmärkte in die Ziele der HVB Group und unsere entschlossene Umsetzung der erforderlichen Maßnahmen zur Erreichung dieser Ziele.

STÄRKUNG DER KERNKAPITALQUOTE: ERFOLGREICHER IPO DER BANK AUSTRIA CREDITANSTALT

Der Börsengang der Bank Austria Creditanstalt (BA-CA), der bislang größte IPO des Jahres in Kontinentaleuropa, ist für die HVB Group der erste große Meilenstein der Transformation. Seit 9. Juli notiert die BA-CA-Aktie an der Wiener Börse. Unsere Einnahmen aus dem Börsengang belaufen sich auf rund 1 Mrd € (ohne Greenshoe). Nach Abschluss der Transaktion befinden sich maximal 25% des Aktienkapitals der BA-CA in Streubesitz. Die BA-CA ist weiterhin integraler Bestandteil der HVB Group. Unsere Beteiligung an der BA-CA planen wir, nicht weiter zu vermindern.

Die Erhöhung der Kapitalbasis der HVB Group auf diese Weise ist für unsere Aktionäre effizient, denn wir haben damit substanzielle Verwässerungseffekte vermieden. Per Ende Juni verbesserte sich unsere Kapitalquote im Konzern bereits auf 5,8%. Unter Berücksichtigung des IPO ergibt sich pro-forma eine Quote von 6,1%. Gleichzeitig haben wir uns weitere aktive Gestaltungsmöglichkeiten in den Wachstumsmärkten Emerging Europe's eröffnet. Als führende Netzwerkbank sind wir im Wettbewerb um Kundengewinnung und Ertragssteigerung in dieser Region bereits gut aufgestellt. Die nun erhöhte finanzielle Flexibilität werden wir für organisches Wachstum und gezielte Akquisitionen einsetzen. Die Ergebnisbeiträge unserer Aktivitäten in Zentral- und Osteuropa werden innerhalb der HVB Group weiter deutlich zunehmen.

VERKAUF DER NORISBANK UND KONTINUIERLICHER ABBAU VON RISIKOAKTIVA

Ein weiterer Meilenstein unseres Transformationsprogramms ist der im Juli bekannt gegebene Verkauf der norisbank mit voraussichtlicher Wirkung zum 30. September 2003. Dabei erzielen wir 447 Mio €, in denen der Gewinn der norisbank für die ersten neun Monate des Jahres 2003 enthalten ist. Damit schärfen wir unser strategisches Profil, indem wir Redundanzen in der Konsumentenfinanzierung aufgeben. Der Verkauf der norisbank leistet einen wichtigen Beitrag zur Stärkung des Eigenkapitals. Künftig fokussieren wir alle Konsumentenkreditaktivitäten auf den »HVB Sofortkredit«, dessen Neugeschäftsvolumen seit Jahresanfang stark zugenommen hat.

Zur Erhöhung unserer Kernkapitalquote trägt insbesondere der geplante drastische Abbau von Risikoaktiva in diesem Jahr bei. Gleichzeitig optimieren wir damit unser Risikoprofil und vermindern den Einfluss zyklischer gesamtwirtschaftlicher Schwankungen auf unsere Erfolgsrechnung entscheidend. Hierzu werden wir uns von wesentlichen Teilen unseres kommerziellen Immobilienfinanzierungsgeschäfts im Risikoaktivavolumen von über 50 Mrd € trennen: Auf unserer Hauptversammlung im Mai des Jahres haben sich unsere Aktionäre nahezu einstimmig für die Abspaltung der Hypo Real Estate Group (Hypo Group) als eigenständigen Konzern im vierten Quartal entschieden.

Darüber hinaus ist ein Maßnahmenbündel aus der Veräußerung nicht-strategischer Beteiligungen, Portfolioverkäufen und Verbriefungen vorgesehen. Auch hier kommen wir – unter anderem durch die Veräußerung der norisbank – gut voran. Bis Ende Juni haben wir die Risikoaktiva bereits um 18,9 Mrd € reduziert. Dazu beigetragen hat auch, dass wir im zweiten Quartal unsere erste True sale-Transaktion erfolgreich platzierten. Zum künftigen Abbau nicht-strategischen Beteiligungsbesitzes diente auch die Begebung von zwei Umtauschanleihen auf unsere Lufthansa- und E.ON-Aktien.

NACHHALTIGE ERGEBNISVERBESSERUNG: MASSNAHMEN ZUR KAPAZITÄTSANPASSUNG GREIFEN...

Unser Kapazitätsanpassungsprogramm sieht den Abbau von 11 100 Stellen in dem Zeitraum 2001 bis 2003 vor. Bis zum Jahresende 2002 hatten wir davon bereits knapp 6800 Stellen reduziert.

Das gesamte Kapazitätsanpassungsprogramm soll zum Jahresende 2003 abgeschlossen werden. Wir liegen bei der Umsetzung des Programms voll im Plan und rechnen deshalb zum Jahresende ohne Berücksichtigung von Erst- und Entkonsolidierungseffekten mit einer Mitarbeiterzahl von etwa 60 000 im Konzern.

Dieses Programm ist mit konkreten Maßnahmen unterlegt, die im Wesentlichen allerdings erst im weiteren Jahresverlauf wirken werden. Im ersten Halbjahr sank die Zahl der Mitarbeiter um 2198 auf 63 728 ohne Berücksichtigung der 1798 Mitarbeiter der erstmals konsolidierten Biochim Bank. Die Zahl der Geschäftsstellen verringerte sich im ersten Halbjahr um 62 ohne die 155 Geschäftsstellen der erstkonsolidierten Biochim Bank.

...UND OPERATIVER TURNAROUND VERSTETIGT SICH

Mit dem Geschäftsverlauf im ersten Halbjahr können wir insgesamt zufrieden sein. Die robuste Erfolgsentwicklung im zweiten Quartal entspricht im Wesentlichen der im ersten Quartal dieses Jahres. Im Ausblick des Financial Review (Geschäftsbericht 2002, Band Finanzbericht, Seiten 8 f.) hatten wir den Zielkorridor für das Jahr 2003 angegeben, den wir mit der neuen HVB Group, also pro-forma nach Abspaltung der Hypo Group, anstreben. Im ersten Halbjahr haben wir diesen Zielkorridor anteilig erreicht: Bei den operativen Erträgen liegen wir trotz nach wie vor schwieriger Märkte sehr nah an der Bandbreite. Unsere Planungsannahmen bezüglich der Kreditrisikovorsorge haben nach wie vor Bestand; die Ergebnisauswirkungen der hohen Insolvenzzahlen hatten wir antizipiert. Die Reduzierung der Verwaltungsaufwendungen wird durch das erweiterte Programm zur Kapazitätsanpassung unterstützt und durch ein striktes Kostencontrolling überwacht. Dadurch haben wir die Verwaltungsaufwendungen im ersten Halbjahr auf einen Wert unterhalb der angestrebten Bandbreite gedrückt. Die Cost-Income-Ratio der HVB Group neu hat sich deshalb auf 68,2% im Vergleich zum Vorjahr (72,0%) spürbar verbessert. Sie liegt damit in der Mitte des angestrebten Zielkorridors.

HVB Group neu	2003 e	½ von 2003 e	1.1.–30.6.2003
Gesamte operative Erträge (in Mio €)	9 500–9 900	4 750–4 950	4 743
Kreditrisikovorsorge (in Mio €)	2 300–2 600	1 150–1 300	1 164
Verwaltungsaufwendungen (in Mio €)	6 500–6 700	3 250–3 350	3 233
Cost-Income-Ratio (in %)	66–70	66–70	68,2

ERFOLGSENTWICKLUNG

OPERATIVE ERTRÄGE

Die folgenden Angaben zur Erfolgs- und Bilanzentwicklung beziehen sich auf die gesamte HVB Group, also einschließlich der Hypo Group. Die gesamten operativen Erträge der HVB Group lagen mit 2537 Mio € im zweiten Quartal auf der Höhe des ersten Quartals. Sie blieben im ersten Halbjahr mit 5101 Mio € zwar um 2,9% noch leicht unter dem periodenechten Vorjahreswert, erreichten aber den durchschnittlichen Halbjahreswert 2002.

Dabei hat sich der Zinsüberschuss im Vergleich zum Vorjahr um 3,2% auf 3247 Mio € reduziert. Die wesentlichen Gründe hierfür waren Währungskurseffekte durch den stärkeren EURO insbesondere in Relation zum US-$ und einigen Währungen der CEE-Staaten sowie Volumensrückgänge durch den Abbau der Risikoaktiva entsprechend unserem Transformationsprogramm. Die Zinsspanne auf Basis des durchschnittlichen Geschäftsvolumens erhöhte sich im Vergleich zum ersten Halbjahr des Vorjahres um 7 Basispunkte auf 1,10%. Eine detaillierte Aufgliederung der Zinserträge und Zinsaufwendungen ist in den Notes enthalten.

Die schwache Verfassung der internationalen Kapitalmärkte drückte weiter auf die Erträge aus dem Wertpapier- und Depotgeschäft. Darüber hinaus sanken die Provisionserträge aus dem Kreditgeschäft unter anderem wegen geringerer Avalprovisionen bei rückläufigen Bürgschaftsverpflichtungen. Der Provisionsüberschuss liegt deshalb mit 1342 Mio € um 4,5% unter dem Vorjahreswert. Der Anteil des Provisionsüberschusses an den gesamten operativen Erträgen blieb mit 26,3% nahezu unverändert (2002: 26,2%).

Mit dem Handelsergebnis in Höhe von 487 Mio € im ersten Halbjahr konnten wir trotz der schwachen Kapitalmärkte den hohen Vorjahreswert deutlich übertreffen. Dabei lag das Handelsergebnis im zweiten Quartal mit 246 Mio € sogar leicht über dem im ersten Quartal.

VERWALTUNGSAUFWENDUNGEN

Nachdem wir bereits im vergangenen Jahr den Aufwand um über 8% gesenkt hatten, wollen wir unsere Kosten in 2003 mit Hilfe eines Kapazitätsanpassungsprogramms weiter verringern. Die Verwaltungsaufwendungen konnten wir im Vergleich zum Vorjahr um 11,3% auf 3341 Mio € kräftig senken. Die Cost-Income-Ratio ermitteln wir als Quotient des Verwaltungsaufwands und der gesamten operativen Erträge, wir haben sie im Vergleich zum Vorjahr (69,1%) auf 65,5% verbessert. Dabei konnten wir die Cost-Income-Ratio im zweiten Quartal im Vergleich zum ersten Quartal (66,0%) weiter auf 65,0% senken.

KREDITRISIKOVORSORGE

Anders als im vergangenen Jahr blieben wir in 2003 bisher von negativen Überraschungen bei der Kreditrisikovorsorge verschont. Für die HVB Group vor Abspaltung der Hypo Group erwarten wir insgesamt eine Kreditrisikovorsorge 2003 in Höhe von 3043 Mio €, das sind anteilig für das erste Halbjahr 1522 Mio €. Dies entspricht einem Rückgang um 19,8% gegenüber dem anteiligen Vorjahreswert. In der Kreditrisikovorsorge der HVB Group ist die gesamte Kreditrisikovorsorge der Hypo Group ohne Abzug der Risikoabschirmung enthalten, die sich für dieses Jahr auf maximal 460 Mio € belaufen kann. Inwieweit diese Abschirmung benötigt wird, das heißt eine Belastung der HVB Group neu und eine entsprechende Entlastung der Hypo Group erfolgt, hängt vom weiteren Geschäftsverlauf ab.

BETRIEBSERGEBNIS UND ERGEBNIS VOR STEUERN

Das Betriebsergebnis stieg im zweiten Quartal auf 127 Mio € und lag damit 14% über dem ersten Quartal, das heißt der Turnaround im Vergleich zum Vorjahr setzt sich fort – und das gilt im zweiten Quartal nicht nur bei dem hier gewählten anteiligen Ansatz der Kreditrisikovorsorge im Vorjahr. Mit der tatsächlich ausgewiesenen Kreditrisikovorsorge belief sich das Betriebsergebnis im zweiten Quartal 2002 auf – 89 Mio €, im zweiten Quartal dieses Jahres ist es um 216 Mio € höher.

Das Finanzanlageergebnis des Vorjahres war durch Sondereffekte geprägt, im ersten Halbjahr 2003 haben wir dagegen keine nennenswerten Veräußerungsgewinne erzielt. Geschäfts- oder Firmenwerte werden in unserem Abschluss nach IFRS anders als nach US-GAAP nach wie vor planmäßig abgeschrieben. Der Aufwand hierfür belief sich im ersten Halbjahr dieses Jahres auf 108 Mio €.
Im Zusammenhang mit der Vorbereitung der Abspaltung des gewerblichen Immobilienfinanzierungsgeschäfts sind in der Hypo Group zum Beispiel Transaktionskosten und Restrukturierungsaufwendungen in Höhe von fast 50 Mio € angefallen. Sie sind im zweiten Quartal erstmals in den übrigen Aufwendungen ausgewiesen und belasten das Gesamtergebnis. Das Ergebnis vor Steuern ist auch im zweiten Quartal wieder positiv und übertrifft mit 53 Mio € den Wert des 1. Quartals (24 Mio €).

ERTRAGSTEUERN

In der Position Ertragsteuern weisen wir die tatsächlichen Steuern sowie latente Steuern für temporäre Unterschiede zwischen den Wertansätzen nach IFRS und den Steuerwerten aus. Die tatsächlichen Steuern, die das Konzernergebnis vor Steuern deutlich übertreffen, ergeben sich aus den positiven Ergebnissen insbesondere unserer ausländischen Niederlassungen und Tochtergesellschaften, da hiermit steuerlich die negativen Inlandsergebnisse nicht verrechnet werden können. Belastungen in der Steuerposition resultierten auch aus der Auflösung in Vorjahren gebildeter aktiver latenter Steuern.

ENTWICKLUNG IN DEN EINZELNEN GESCHÄFTSFELDERN

SEGMENTERGEBNISSE

Zu dem Ergebnis vor Steuern haben die HVB Group neu – 38 Mio € und die abzuspaltende Hypo Group 112 Mio € beigetragen. Dabei ist zu berücksichtigen, dass die HVB Group neu im Saldo übrige Erträge/Aufwendungen durch den anteiligen Ansatz der Risikoabschirmung für die Hypo Group in Höhe von 230 Mio € belastet und die Hypo Group entsprechend in der Kreditrisikovorsorge entlastet wurde. Die HVB Group neu erzielte im ersten Halbjahr 2003 ein Betriebsergebnis in Höhe von 346 Mio € und verstetigte damit den im ersten Quartal 2003 erreichten Turnaround gegenüber dem Vorjahr. Innerhalb der HVB Group neu erwirtschafteten die Geschäftsfelder ein Betriebsergebnis von:

Deutschland	– 68 Mio €
Österreich und CEE	194 Mio €
Corporates & Markets	457 Mio €
Workout Immobilien	– 56 Mio €.

ENTWICKLUNG IM GESCHÄFTSFELD DEUTSCHLAND

Im Geschäftsfeld Deutschland stiegen die operativen Erträge gegenüber dem Vorjahr leicht um rund 2% durch höhere Erträge in allen operativen Erfolgskomponenten. Durch weitere Kostensenkungen verbesserte sich die Cost-Income-Ratio auf 70,5% deutlich gegenüber dem Vor-

GESCHÄFTSFELD DEUTSCHLAND

GEWINN- UND VERLUSTRECHNUNG NACH RESSORTS

in Mio €	Privatkunden-geschäft	Firmen-kunden und freie Berufe	Kommerzielle Immobilien-finanzierung	Konsoli-dierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
30. 6. 2003	1 075	773	263	7	2 118
½ von 2002	1 079	758	263	– 14	2 086
Kreditrisikovorsorge					
30. 6. 2003	110	348	235	—	693
½ von 2002	213	435	279	—	927
Verwaltungsaufwand					
30. 6. 2003	969	407	110	7	1 493
½ von 2002	1 127	386	129	– 9	1 633
Betriebsergebnis					
30. 6. 2003	– 4	18	– 82	—	– 68
½ von 2002	– 261	– 63	– 145	– 5	– 474
Cost-Income-Ratio					
30. 6. 2003	90,1%	52,7%	41,8%		70,5%
31. 12. 2002	104,5%	50,9%	49,1%		78,3%

jahreswert (78,3%) sowie dem Wert des ersten Quartals 2003 (71,1%). Darüber hinaus führte die kräftig gesunkene Kreditrisikovorsorge zu einer erheblichen Reduzierung des negativen Ergebnisbeitrags im operativen Geschäft.

Innerhalb des Geschäftsfeldes Deutschland konnte das Privatkundengeschäft (inklusive Asset Management- und Private Banking-Aktivitäten) bei stabilen operativen Erträgen die Verwaltungsaufwendungen um 14% reduzieren und damit die Cost-Income-Ratio verbessern. Insbesondere durch die halbierte Kreditrisikovorsorge wurde ein nahezu ausgeglichenes Betriebsergebnis erzielt, ausgehend von einem deutlich negativen Ergebnisbeitrag im Vorjahr.

Im Ressort Firmenkunden und freie Berufe konnten wir durch eine konsequente risikoadjustierte Preisgestaltung den realisierten Volumensabbau im Aktivgeschäft mit Margenanpassungen mehr als kompensieren und die operativen Erträge leicht steigern. Bei der Kreditvergabe sind wir weiterhin selektiv vorgegangen. Durch die deutlich verringerte Kreditrisikovorsorge verzeichneten wir beim Betriebsergebnis eine Trendumkehr gegenüber dem Vorjahr.

In der nach der Abspaltung der Hypo Group verbleibenden kommerziellen Immobilienfinanzierung haben wir in einem weiterhin schwierigen Marktumfeld den negativen Ergebnisbeitrag im operativen Geschäft fast halbiert. Wir werden das Portfolio in den kommenden Jahren kontinuierlich abbauen.

ENTWICKLUNG IM GESCHÄFTSFELD ÖSTERREICH UND CEE

Das Geschäftsfeld Österreich und CEE entwickelte sich weiterhin positiv und konnte das Betriebsergebnis im Vergleich zum ersten Quartal 2003 um 18% und im Vorjahresvergleich um 6% auf 194 Mio € steigern. Die operativen Erträge blieben nahezu stabil, wobei die erfreuliche Zunahme des Handelsergebnisses den Rückgang des Zinsüberschusses teilweise kompensieren konnte. Die Reduzierungen der Kreditrisikovorsorge und der Verwaltungsaufwendungen führten zu dem Anstieg des Betriebsergebnisses.

Im Ressort Privatkunden des Geschäftsfelds Österreich und CEE gingen infolge anhaltenden Margendrucks der Zinsüberschuss und damit auch die gesamten operativen Erträge zurück. Obwohl wir gleichzeitig die Verwaltungsaufwendungen gesenkt haben, ermäßigte sich das Betriebsergebnis bei stabiler Kreditrisikovorsorge um rund 15%.

Im Firmenkundengeschäft in Österreich haben wir unsere Strategie, uns als Arrangeur von Finanzierungslösungen über die klassische Kreditvergabe hinaus am Markt zu positionieren, weiter erfolgreich umgesetzt. Dabei stabilisierten sich die operativen Erträge und die Kreditrisikovorsorge auf Vorjahresniveau. Vor allem auf Grund des höheren Verwaltungsaufwands ging das Betriebsergebnis zurück.

In Zentral- und Osteuropa (CEE) haben wir durch selektive Akquisitionen unsere Position als die führende Netzwerkbank der Region weiter gefestigt. In diesem Ressort sehen wir eine erfreuliche Ergebnisentwicklung mit einem kräftigen Anstieg des Betriebsergebnisses um 72% auf 74 Mio €. Die Cost-Income-Ratio verbesserte sich bei unveränderten Verwaltungsaufwendungen durch höhere operative Erträge. Die Kreditrisikovorsorge ging weiter erfreulich zurück.

GESCHÄFTSFELD ÖSTERREICH UND CEE

GEWINN- UND VERLUSTRECHNUNG NACH RESSORTS

in Mio €	Privatkunden	Firmenkunden	Zentral- und Osteuropa	Konsolidierung	Geschäftsfeld Österreich und CEE Gesamt
Operative Erträge					
30.6.2003	599	453	476	—	1 528
1/2 von 2002	630	459	462	−1	1 550
Kreditrisikovorsorge					
30.6.2003	48	130	58	—	236
1/2 von 2002	49	132	75	—	256
Verwaltungsaufwand					
30.6.2003	499	255	344	—	1 098
1/2 von 2002	520	247	344	—	1 111
Betriebsergebnis					
30.6.2003	52	68	74	—	194
1/2 von 2002	61	80	43	−1	183
Cost-Income-Ratio					
30.6.2003	83,3%	56,3%	72,3%		71,9%
31.12.2002	82,6%	53,9%	74,6%		71,7%

Die Bank Austria Creditanstalt-Gruppe hat insgesamt, also einschließlich der Ergebnisse aus Corporates & Markets und dem Segment Sonstige/Konsolidierung sowie nach Berücksichtigung konzernspezifischer Positionen wie Abschreibungen und Refinanzierungsaufwand des Goodwills 175 Mio € zum Ergebnis vor Steuern der HVB Group neu beigetragen. In der Systematik der Segmentberichterstattung der HVB Group werden den Geschäftsfeldern sämtliche Aufwendungen und Erträge verursachungsgerecht zugeordnet, unabhängig davon, ob sie bei einer Konzerngesellschaft direkt anfallen oder auf Konzernebene zu berücksichtigen sind, wie dies bei den genannten konzernspezifischen Positionen der Fall ist. Daraus ergibt sich zwangsläufig, dass der Ergebnisbeitrag der Bank Austria Creditanstalt-Gruppe und aller anderen Konzerngesellschaften, bei denen konzernspezifische Positionen zu berücksichtigen sind, aus Konzernsicht nicht mit ihrem originären Ergebnis übereinstimmt. Das originäre Ergebnis vor Steuern der Bank Austria Creditanstalt-Gruppe (301 Mio €) wird von der Bank Austria Creditanstalt separat veröffentlicht.

ENTWICKLUNG IM GESCHÄFTSFELD CORPORATES & MARKETS

Das Geschäftsfeld Corporates & Markets erzielte mit einem Betriebsergebnis in Höhe von 457 Mio € den höchsten Ergebnisbeitrag innerhalb der HVB Group neu. Die Cost-Income-Ratio verbesserte sich deutlich von 52,3% auf 47,9% durch den spürbaren Rückgang der Verwaltungsaufwendungen bei stabilen operativen Erträgen. Erfreulich entwickelte sich dabei das Handelsergebnis, das gegenüber dem hohen anteiligen Vorjahreswert nochmals um 13% zunahm. Insbesondere durch die kräftige Entlastung bei der Kreditrisikovorsorge konnte das Betriebsergebnis gegenüber dem anteiligen Vorjahreswert mehr als verdreifacht werden. Dabei stieg es im Vergleich zum ersten Quartal 2003 nochmals um 27%.

Im Ressort Equity Markets ermäßigten sich die operativen Erträge vor allem durch den rückläufigen Provisionsüberschuss. Ursächlich hierfür waren weiterhin geringe Börsenumsätze sowie ein anhaltend schwaches Corporate Finance Geschäft. Infolge kräftig reduzierter Verwaltungsaufwendungen verringerte sich der negative Ergebnisbeitrag im operativen Geschäft deutlich.

Das Ressort Debt Markets konnte die operativen Erträge insbesondere durch ein erfreuliches Handelsergebnis auf dem hohen Vorjahresniveau halten. Die Cost-Income-Ratio verbesserte sich durch rückläufige Verwaltungsaufwendungen auf 57,4%. Damit erhöhte sich das Betriebsergebnis um rund 7%.

Im Ressort Corporates blieben die operativen Erträge stabil. Dabei konnte der infolge des Abbaus von Risikoaktiva leicht rückläufige Zinsüberschuss durch den erfreulich gestiegenen Provisionsüberschuss kompensiert werden. Positiven Einfluss auf den Provisionsüberschuss hatten die Bereiche syndiziertes und strukturiertes Kreditgeschäft sowie Corporate Bond Emissionen. Die Cost-Income-Ratio verbesserte sich durch weitere Kostensenkungen auf 32,5%. Den Turnaround beim Betriebsergebnis erreichte das Ressort insbesondere auf Grund der mehr als halbierten Kreditrisikovorsorge.

GESCHÄFTSFELD CORPORATES & MARKETS

GEWINN- UND VERLUSTRECHNUNG NACH RESSORTS

in Mio €	Equity Markets	Debt Markets	Corporates	Konsolidierung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge					
30. 6. 2003	80	521	671	– 5	1 267
1/2 von 2002	98	525	670	– 32	1 261
Kreditrisikovorsorge					
30. 6. 2003	—	—	203	—	203
1/2 von 2002	—	2	457	—	459
Verwaltungsaufwand					
30. 6. 2003	95	299	218	– 5	607
1/2 von 2002	124	316	253	– 33	660
Betriebsergebnis					
30. 6. 2003	– 15	222	250	—	457
1/2 von 2002	– 26	207	– 40	1	142
Cost-Income-Ratio					
30. 6. 2003	118,8%	57,4%	32,5%		47,9%
31. 12. 2002	125,3%	60,1%	37,9%		52,3%

BILANZENTWICKLUNG

BILANZ- UND KREDITVOLUMEN

Die Bilanzsumme der HVB Group belief sich zum 30. Juni 2003 auf 669,1 Mrd €, das sind 3,2% weniger als zum Vorjahresende. Der Rückgang resultiert im Wesentlichen aus niedrigeren Forderungen an Kunden sowie Finanzanlagen. Das Kreditvolumen ging um 21,2 Mrd € auf 466,8 Mrd € zurück. Hierbei sind sowohl die Kredite und Darlehen an Kunden und Kreditinstitute als auch die Eventualverbindlichkeiten gesunken.

RISIKOAKTIVA UND KAPITALQUOTEN

Zur Verbesserung der Kernkapitalquote im Konzern wollen wir die Risikoaktiva bis zum Jahresende kräftig abbauen, mit rund 40 Mrd € sollen dazu die Verbriefung von Risiken (Securitization), die Reduzierung des Kreditgeschäfts in Amerika und Asien, Portfolio-Verkäufe sowie die Veräußerung von Beteiligungen ohne strategischen oder operativen Mehrwert beitragen. Im ersten Halbjahr reduzierten wir die Risikoaktiva um 18,9 Mrd € auf 321,7 Mrd €. Dazu hat auch die erste True Sale-Transaktion in London mit rund 800 Mio € beigetragen. Gegenüber dem Stand des Jahresultimos 2002 haben wir sowohl die Kernkapitalquote von 5,6% auf 5,8% als auch die Eigenmittelquote von 9,1% auf 9,4% verbessert. Unsere Maßnahmen zum Abbau der Risikoaktiva und zur Stärkung der Kapitalbasis zielen darauf ab, unsere Bonität an den internationalen Kapitalmärkten zu stärken und dadurch die Refinanzierungsmöglichkeiten zu verbessern.

SONSTIGE ANGABEN

IFRS-GRUNDLAGEN

Der vorliegende Zwischenbericht ist in Übereinstimmung mit IAS 34 erstellt worden. Wir haben dieselben Bilanzierungs- und Bewertungsmethoden wie im Konzernabschluss 2002 angewandt (ausführlich dargestellt im Geschäftsbericht 2002, Band Finanzbericht, Seiten 47 ff.). Der Segmentberichterstattung liegt die gleiche Segmentstruktur wie im Konzernabschluss 2002 zugrunde.

Die neue Hypo Group haben wir, wie bereits im Konzernabschluss 2002, in den Notes als so genannten »einzustellenden Bereich« beschrieben und in der Segmentberichterstattung als eigenes Geschäftsfeld dargestellt.

Die Berichterstattung über die Geschäftsfelder Deutschland, Österreich und CEE sowie Corporates & Markets haben wir erstmals in diesem Zwischenbericht um die Darstellung und Analyse der Ressortergebnisse im Vergleich zum Vorjahr erweitert. Hierdurch erreichen wir noch mehr Transparenz bei der Erläuterung unserer Ergebnisentwicklung.

ÄNDERUNGEN DES KONSOLIDIERUNGSKREISES

Im zweiten Quartal 2003 haben wir die PlanetHome AG entkonsolidiert. Die Gesellschaft war im ersten Quartal noch mit einem Bilanzvolumen von 36 Mio € und einem Ergebnis vor Steuern von rund 1 Mio € enthalten. Bei der DIA Vermögensverwaltungs-GmbH haben wir die restlichen Anteile an der Westfälischen Hypothekenbank AG erworben und unseren Anteil somit von 75% auf 100% erhöht. Außerdem wurde die HVB Payments & Services GmbH zum 1. April 2003 aus der HVB AG mit 700 Mitarbeitern ausgegliedert und neu in den Konsolidierungskreis aufgenommen. Darüber hinaus ist im periodenechten Vergleich zu berücksichtigen, dass die im Konzernabschluss 2002 (Geschäftsbericht 2002, Band Finanzbericht, Seiten 47 f.) genannten entkonsolidierten Gesellschaften im ersten Halbjahr des Vorjahres noch enthalten waren und erst im weiteren Jahresverlauf aus dem Konsolidierungskreis ausgeschieden sind.

EREIGNISSE NACH DEM 30. JUNI 2003

Anfang Juli 2003 haben wir rund 33 Millionen Aktien der Bank Austria Creditanstalt AG (ohne die Zuteilungsoption) aus einer Kapitalerhöhung verkauft. Unser Anteil an der Bank Austria Creditanstalt hat sich dadurch auf 77,5% reduziert. Ob auch die Zuteilungsoption, der so genannte

Greenshoe, ausgeübt wird, entscheidet sich spätestens im August dieses Jahres. Durch die Transaktion werden sich künftig in unserem Konzernabschluss insbesondere die Fremdanteile am Ergebnis in der Gewinn- und Verlustrechnung sowie die Anteile in Fremdbesitz auf der Passivseite der Bilanz ändern.

Mitte Juli 2003 haben wir mit der Veräußerung der norisbank AG einen weiteren wichtigen Schritt in unserem Transformationsprogramm realisiert. Vorbehaltlich der erforderlichen Gremienbeschlüsse und der Zustimmung der zuständigen Behörden geht die norisbank voraussichtlich mit Wirkung zum 30. September 2003 auf den neuen Eigentümer über. Die HVB Group erzielt hieraus inklusive des anteiligen Gewinns der norisbank für die ersten neun Monate dieses Jahres einen Erlös in Höhe von 447 Mio €. Die norisbank hat im ersten Halbjahr 2003 ein Ergebnis vor Steuern von 27,1 Mio € erreicht und zum 30. Juni 2003 eine Bilanzsumme von rund 3,2 Mrd € ausgewiesen. Sie beschäftigt rund 1100 Mitarbeiter in circa 100 Geschäftsstellen.

Die HVB Real Estate Bank AG hat mit einem Käufer einen Letter of Intent unterzeichnet, der die Veräußerung der FGH-Bank vorsieht. Die Vertragsunterzeichnung sowie die Übertragung sollen vorbehaltlich der aufsichtsrechtlichen Genehmigungen nach dem Spin-Off des gewerblichen Immobilienfinanzierungsgeschäfts von der HVB Group in die neue Hypo Group erfolgen. Die FGH-Bank hatte zum Jahresende 2002 eine Bilanzsumme von rund 4,9 Mrd € ausgewiesen und im Jahr 2002 ein Ergebnis vor Steuern von circa 45 Mio € erzielt; sie beschäftigt 150 Mitarbeiter.

Im Juli haben wir darüber hinaus unser Verbriefungsprogramm mit einer weiteren synthetischen Asset-Backed-Securities-Transaktion (PROMISE Color-2003-1 Plc.) mit einem Gesamtvolumen von 1,13 Mrd € fortgesetzt.

PRÜFERISCHE DURCHSICHT

Die in der Note »Einstellung von Bereichen« und in der Segmentberichterstattung separat dargestellten Zahlen der Hypo Group bilden die Grundlage für die Management's Discussion & Analysis im Börseneinführungsprospekt der Hypo Real Estate Holding. Sie wurden deshalb einer prüferischen Durchsicht durch unseren Abschlussprüfer unterzogen.

Mit einem Anstieg von nahezu 110% gegenüber den Tiefstständen zum Ende des Vorquartals vollzog die HVB-Aktie im zweiten Quartal eine kräftige Aufholbewegung.

Die Stimmung an den internationalen Kapitalmärkten hat sich nach dem Ende des Irak-Krieges insgesamt deutlich gebessert. Der DAX legte im selben Zeitraum um rund 33% zu, der EuroStoxx 50SM verzeichnete einen Zuwachs von knapp 19%. Auch an den Anleihemärkten entspannte sich die Situation merklich. Die Risikoaufschläge waren – insbesondere auch bei HVB-Titeln – deutlich rückläufig.

Die stark überdurchschnittliche Entwicklung unserer Aktie unterstreicht die Akzeptanz unseres Transformationsprogramms bei den internationalen Investoren. Dessen planmäßige Umsetzung wird von den Kapitalmarktteilnehmern durchweg positiv bewertet. Die Zustimmung der Hauptversammlung im Mai zur Abspaltung der gewerblichen Immobilienfinanzierungsaktivitäten, der erfolgreiche Börsengang der BA-CA sowie der Verkauf der norisbank im Juli 2003 markierten zudem bedeutende Meilensteine der Transformation. Auch auf der Grundlage der verbesserten operativen Ergebnisentwicklung im ersten Halbjahr sehen wir für unsere Aktie weiteres Kurspotenzial.

GESAMTWIRTSCHAFTLICHE UND BRANCHENENTWICKLUNG

MAKROÖKONOMISCHE LAGE

Im zweiten Quartal blieb die Wachstumsentwicklung auf niedrigem Niveau. Mit annualisiert +1,5% ist die US-Wirtschaft voraussichtlich kaum schneller gewachsen als im Vorquartal. In Euroland stagniert das Wachstum seit Jahresbeginn 2003. Die deutsche Wirtschaftsleistung blieb im zweiten Quartal nahezu unverändert, nachdem sie im Vorquartal sogar leicht geschrumpft war. Auch in Österreich lassen Produktion und Arbeitsmarkt eine Seitwärtsbewegung der Konjunktur erwarten. Anhaltend hoch blieb die Zahl der Insolvenzen, vor allem in Deutschland.

Die CEE-Volkswirtschaften sind schätzungsweise mit einer Wachstumsrate von durchschnittlich 3% gegenüber Vorjahr auch im zweiten Quartal 2003 erneut deutlich schneller gewachsen als der Euroraum. Wegen der gestiegenen Handelsverflechtung konnten sich diese Länder nur schwer von der Konjunkturschwäche, vor allem der deutschen Wirtschaft, abkoppeln. Das insgesamt höhere Wachstum war im Wesentlichen der robusten Inlandsnachfrage zu danken, die in den meisten Ländern auf hohe Reallohnsteigerungen (untermauert durch Produktivitätsfortschritt) und somit auf einen lebhaften privaten Konsum zurückzuführen war. Nach Regionen betrachtet expandierten die baltischen Staaten am stärksten. In Polen beschleunigte sich allmählich das Wachstum im Zeichen günstigerer Finanzierungsbedingungen und verbesserter Unternehmensergebnisse. Mehrere Abwertungsrunden in Polen und Ungarn stützen zwar die Außenwirtschaft, verunsicherten aber temporär internationale Anleger. Der Aufholprozess in Südosteuropa setzte sich mit hohen Wachstumsraten fort.

BRANCHENSITUATION

Insgesamt haben sich die Rahmenbedingungen für die Finanzdienstleistungsbranche in den abgelaufenen drei Monaten leicht verbessert. Die Aktienmärkte haben sich deutlich von ihren Tiefstständen zum Ende des Vorquartals erholt, wobei der deutsche Markt am stärksten zulegen konnte. Die Anleihemärkte präsentierten sich weiter in tendenziell guter Verfassung.

Das Zinsniveau insgesamt ermäßigte sich nochmals unter Beibehaltung des steilen Verlaufs der Zinskurve. Dies führte einerseits insbesondere bei Banken mit hohen Kundeneinlagen zu Druck auf die Zinsmarge. Andererseits gelingt es den deutschen Kreditinstituten zunehmend besser, Erhöhungen der Aktivmargen im Kreditgeschäft durchzusetzen. Zudem wirkte die Nachfrage nach privaten Konsumfinanzierungskrediten stabilisierend auf die Entwicklung der Kreditvolumina.

Bei den Kreditrisiken ist gerade für inländische Banken allgemein nochmals mit einem zyklisch bedingten, überdurchschnittlich hohen Vorsorgebedarf in diesem Jahr zu rechnen. Dieser dürfte aber dennoch unter dem Niveau des Vorjahres liegen.

Das Provisionsgeschäft stand im ersten Halbjahr im Zeichen volatiler Kapitalmärkte. Die Aussichten auf eine Steigerung der Provisionserträge im Wertpapiergeschäft in der zweiten Jahreshälfte haben sich im Zuge des jüngsten Aufwärtstrends an den Märkten jedoch deutlich verbessert. Nach guten Ergebnissen im Geschäft mit Fremdkapital- und Währungsprodukten im ersten Halbjahr gilt es, die Entwicklung der Handelsergebnisse im weiteren Jahresverlauf zu stabilisieren.

Nach den enormen Belastungen des Vorjahres ist bei den deutschen Banken insgesamt mit einer spürbaren operativen Ergebniserholung in diesem Jahr zu rechnen.

AUSBLICK

GESAMTWIRTSCHAFTLICHE ENTWICKLUNG

Mit dem Ende des Irak-Kriegs, den niedrigeren Ölpreisen, dem Abklingen der SARS-Krankheit in Asien und weiteren Zinssenkungen in den USA und Euroland haben sich die gesamtwirtschaftlichen Rahmenbedingungen für die Wirtschaftsentwicklung verbessert. Unterstützt durch massive Steuersenkungen, zeichnet sich in den USA in der zweiten Jahreshälfte eine Wachstumsbeschleunigung auf annualisiert bis zu 4% gegenüber dem Vorjahr ab.

Euroland wird vom konjunkturellen Zwischenhoch in den USA temporär profitieren (erwartetes Wachstum im Gesamtjahr 2003: +0,6%, Deutschland: +0,2%). Entscheidend für die mittelfristigen Wachstumsaussichten in Europa ist vor allem, dass die Reformdiskussion in zahlreichen Ländern wieder im Vordergrund steht. In Deutschland verbessern die Umsetzung der Agenda 2010, der Abbruch des Streiks in Ostdeutschland und die vorgezogene Steuerreform die Wachstumsperspektiven für die kommenden Jahre. In Österreich und Frankreich wurden Rentenreformen beschlossen.

Gestützt durch die günstigeren internationalen Rahmenbedingungen werden Exporte und Investitionen der Konjunktur in Zentral- und Osteuropa in den nächsten Monaten mehr Schwung verleihen. Dabei werden die Länder der Region auch vom Konvergenzprozess im Vorfeld der Zugehörigkeit zur Europäischen Union profitieren, nachdem die Referenden in Polen und Tschechien positive Entscheidungen gebracht haben.

ERGEBNISENTWICKLUNG DER HVB GROUP

Im ersten Halbjahr konnten wir unsere Ergebnisprognosen erreichen, obwohl wir keinen Rückenwind von den Kapitalmärkten erhielten und auch keine dispositiven Sondermaßnahmen zur Ergebnisdarstellung ergriffen haben. Das bestärkt uns darin, den eingeschlagenen Weg konsequent weiter zu verfolgen und unser Transformationsprogramm zügig abzuarbeiten. Die im Risikobericht (Geschäftsbericht 2002, Band Finanzbericht, Risk Report, Seiten 10–36) erläuterten Risiken der zukünftigen Entwicklung der HVB Group haben sich insgesamt im ersten Halbjahr dieses Jahres nicht wesentlich verändert. Insgesamt halten wir deshalb an unseren Erwartungen, die wir im Ausblick des Financial Review 2002 (Geschäftsbericht 2002, Band Finanzbericht, Seiten 8 f.) beschrieben haben, fest. Dies gilt insbesondere für den Turnaround im operativen Bereich, den wir bereits im ersten Halbjahr erreichen konnten.

Die HVB Group wird in den kommenden Monaten weitere Schritte ihres Transformationsprogramms umsetzen. Das Hauptaugenmerk liegt dabei nach dem IPO der BA-CA und der Veräußerung der norisbank auf der Abspaltung der Hypo Group. Für den weiteren Jahresverlauf sind darüber hinaus Veräußerungen von nicht-strategischen Beteiligungen sowie eine Reihe von Verbriefungstransaktionen vorgesehen. Nach den bislang erreichten Meilensteinen unserer Transformation sind wir zuversichtlich, das weitere Programm ebenso erfolgreich und zeitgerecht umsetzen zu können.

GEWINN- UND VERLUSTRECHNUNG VOM 1. JANUAR BIS 30. JUNI 2003

ERTRÄGE/AUFWENDUNGEN

	Notes	1.1.–30.6.	1.1.–30.6.	Veränderung	
		2003	2002		
		in Mio €	in Mio €	in Mio €	in %
Zinserträge		15 402	17 020	–1 618	– 9,5
Zinsaufwendungen		12 155	13 667	–1 512	– 11,1
Zinsüberschuss	3	3 247	3 353	– 106	– 3,2
Kreditrisikovorsorge[1]	4	1 522	1 898	– 376	– 19,8
Zinsüberschuss nach Kreditrisikovorsorge		1 725	1 455	+ 270	+ 18,6
Provisionserträge		1 658	1 725	– 67	– 3,9
Provisionsaufwendungen		316	320	– 4	– 1,3
Provisionsüberschuss	5	1 342	1 405	– 63	– 4,5
Handelsergebnis	6	487	435	+ 52	+ 12,0
Verwaltungsaufwand	7	3 341	3 768	– 427	– 11,3
Saldo sonstige betriebliche Erträge/Aufwendungen	8	25	60	– 35	– 58,3
Betriebsergebnis		**238**	**– 413**	**+ 651**	
Finanzanlageergebnis		11	642	– 631	– 98,3
Abschreibungen auf Geschäfts- oder Firmenwerte		108	108	—	—
Saldo übrige Erträge/Aufwendungen	9	– 64	– 64	—	—
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern		**77**	**57**	**+ 20**	**+ 35,1**
Ertragsteuern[1]		187	18	+ 169	
Ergebnis nach Steuern		**– 110**	**39**	**– 149**	
Fremdanteile am Ergebnis[1]		– 34	14	– 48	
Gewinn/Verlust		**– 144**	**53**	**– 197**	

	Notes	1.1.–30.6.	1.1.–30.6.
		2003	2002
		in €	in €
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen)	10	– 0,07	0,30
Ergebnis je Aktie	10	– 0,27	0,10

Da zum 30. Juni 2003 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

[1] Die Kreditrisikovorsorge haben wir wegen des atypischen Verlaufs im Vorjahr zur besseren Vergleichbarkeit mit dem anteiligen Vorjahreswert angesetzt und damit auch Ertragsteuern und Fremdanteile am

GEWINN- UND VERLUSTRECHNUNG VOM 1. APRIL BIS 30. JUNI 2003

ERTRÄGE/AUFWENDUNGEN

	Notes	1.4.–30.6.	1.4.–30.6.	Veränderung	
		2003	2002		
		in Mio €	in Mio €	in Mio €	in %
Zinserträge		7 624	8 257	– 633	– 7,7
Zinsaufwendungen		5 997	6 673	– 676	– 10,1
Zinsüberschuss	3	1 627	1 584	+ 43	+ 2,7
Kreditrisikovorsorge[1]	4	760	949	– 189	– 19,9
Zinsüberschuss nach Kreditrisikovorsorge		867	635	+ 232	+ 36,5
Provisionserträge		823	825	– 2	– 0,2
Provisionsaufwendungen		154	141	+ 13	+ 9,2
Provisionsüberschuss	5	669	684	– 15	– 2,2
Handelsergebnis	6	246	171	+ 75	+ 43,9
Verwaltungsaufwand	7	1 650	1 843	– 193	– 10,5
Saldo sonstige betriebliche Erträge/Aufwendungen	8	– 5	32	– 37	
Betriebsergebnis		**127**	**– 321**	**+ 448**	
Finanzanlageergebnis		21	457	– 436	– 95,4
Abschreibungen auf Geschäfts- oder Firmenwerte		54	54	—	—
Saldo übrige Erträge/Aufwendungen	9	– 41	– 36	– 5	– 13,9
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern		**53**	**46**	**+ 7**	**+ 15,2**
Ertragsteuern[1]		110	9	+ 101	
Ergebnis nach Steuern		**– 57**	**37**	**– 94**	
Fremdanteile am Ergebnis[1]		– 10	7	– 17	
Gewinn/Verlust		**– 67**	**44**	**– 111**	

	Notes	1.4.–30.6.	1.4.–30.6.
		2003	2002
		in €	in €
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen)	10	– 0,03	0,18
Ergebnis je Aktie	10	– 0,13	0,08

[1] Die Kreditrisikovorsorge haben wir wegen des atypischen Verlaufs im Vorjahr zur besseren Vergleichbarkeit mit dem anteiligen Vorjahreswert angesetzt und damit auch Ertragsteuern und Fremdanteile am

BILANZ
ZUM 30. JUNI 2003

AKTIVA

	Notes	30.6.2003	31.12.2002	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Barreserve		5 949	5 373	+ 576	+ 10,7
Handelsaktiva	11	88 130	85 252	+ 2 878	+ 3,4
Forderungen an Kreditinstitute	12	70 317	73 867	– 3 550	– 4,8
Forderungen an Kunden	12	394 594	409 938	– 15 344	– 3,7
Wertberichtigungen auf Forderungen	13	– 14 677	– 13 716	– 961	– 7,0
Finanzanlagen	14	93 467	101 998	– 8 531	– 8,4
Sachanlagen		3 267	3 473	– 206	– 5,9
Immaterielle Vermögenswerte		3 777	3 816	– 39	– 1,0
Sonstige Aktiva		24 311	21 156	+ 3 155	+ 14,9
Summe der Aktiva		**669 135**	**691 157**	**– 22 022**	**– 3,2**

PASSIVA

	Notes	30.6.2003	31.12.2002	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	15	139 284	143 361	– 4 077	– 2,8
Verbindlichkeiten gegenüber Kunden	16	150 566	154 922	– 4 356	– 2,8
Verbriefte Verbindlichkeiten	17	250 486	271 561	– 21 075	– 7,8
Handelspassiva		61 689	51 479	+ 10 210	+ 19,8
Rückstellungen	18	11 653	10 931	+ 722	+ 6,6
Sonstige Passiva		20 831	21 549	– 718	– 3,3
Nachrangkapital	19	20 983	22 311	– 1 328	– 6,0
Anteile in Fremdbesitz		756	813	– 57	– 7,0
Eigenkapital		12 887	14 230	– 1 343	– 9,4
Gezeichnetes Kapital		1 609	1 609	—	—
Kapitalrücklage		13 112	13 112	—	—
Gewinnrücklagen		2 924	2 882	+ 42	+ 1,5
Bewertungsänderungen von Finanzinstrumenten		– 4 614	– 3 373	– 1 241	– 36,8
AfS-Rücklage		– 1 974	– 1 319	– 655	– 49,7
Hedge-Rücklage		– 2 640	– 2 054	– 586	– 28,5
Konzerngewinn 2002		—	—	—	—
Gewinn/Verlust 1.1.–30.6.2003		– 144	—	– 144	—
Summe der Passiva		**669 135**	**691 157**	**– 22 022**	**– 3,2**

ENTWICKLUNG DES EIGENKAPITALS

in Mio €	2003	2002
Eigenkapital zum 1. 1.	**14 230**	**25 110**
Veränderungen 1.1.–30.6.		
Gezeichnetes Kapital	—	—
Kapitalrücklage		
Kapitalerhöhungen	—	—
Bestandsveränderungen und Ergebnis eigener Aktien	—	– 4
Gewinnrücklagen		
Veränderungen im Konsolidierungskreis		
und Veränderungen aus Währungseinfluss	+ 42	– 128
Bewertungsänderungen von Finanzinstrumenten	– 1 241	– 2 566
Konzerngewinn 2002 (Ausschüttung der HVB AG)[1]	—	– 457
Gewinn/Verlust 1.1.–30.6.	– 144	+ 53
Eigenkapital zum 30. 6.	**12 887**	**22 008**

[1] Die HVB AG hat im Geschäftsjahr 2002 keinen Bilanzgewinn erzielt. Deshalb erfolgt für dieses Geschäftsjahr keine Dividendenzahlung.

KAPITALFLUSSRECHNUNG

in Mio €	2003	2002
Zahlungsmittelbestand zum 1. 1.	**5373**	**8036**
Cashflow aus operativer Geschäftstätigkeit	- 3143	- 938
Cashflow aus Investitionstätigkeit	4839	222
Cashflow aus Finanzierungstätigkeit	- 1062	1561
Effekte aus Wechselkursänderungen	- 58	- 171
Zahlungsmittelbestand zum 30. 6.	**5949**	**8710**

ANGABEN ZUR GEWINN- UND VERLUSTRECHNUNG

1

EINSTELLUNG VON BEREICHEN

Die Hypo Group umfasst neben den bereits am Jahresende 2002 berücksichtigten Gesellschaften bzw. Teilen von Gesellschaften (für eine genaue Auflistung siehe Geschäftsbericht 2002, Band Finanzbericht, Seite 54) auch die HVB Bank Ireland, Dublin, exklusive der nicht immobilientragenden Bestandsportfolios. Bis zur endgültigen Trennung berichten wir über diesen Bereich in dem neuen Segment Hypo Group.

Das Eigenkapital der Hypo Group haben wir unter Berücksichtigung der derzeit vorgesehenen Transaktionsstruktur als Saldo der zum Buchwert fortgeführten Aktiva und Passiva des neuen Konzerns ermittelt. Die zusätzliche Kapitalausstattung durch die HVB AG ist bereits enthalten. Die Risikoabschirmung durch die HVB AG wurde anteilig berücksichtigt. Bei den von der HVB AG zu übertragenden Geschäften auf die Hypo Group gehen wir in der Pro-forma-Darstellung davon aus, dass sie teilweise physisch und teilweise synthetisch durch den Einsatz von Kreditderivaten übergehen.

GEWINN- UND VERLUSTRECHNUNG DES EINZUSTELLENDEN BEREICHES HYPO GROUP (PRO-FORMA)

	1.1.–30.6 2003	½ von 2002	Veränderungen	
	in Mio €	in Mio €	in Mio €	in %
Zinsüberschuss	373	368	+ 5	+ 1,4
Kreditrisikovorsorge	130	253	–123	– 48,6
Zinsüberschuss nach Kreditrisikovorsorge	243	115	+128	
Provisionsüberschuss	14	6	+ 8	
Handelsergebnis	—	—	—	—
Verwaltungsaufwand	127	127	—	—
Saldo sonstige betriebliche Erträge/Aufwendungen	–5	7	– 12	
Betriebsergebnis	**125**	**1**	**+124**	
Finanzanlageergebnis	2	31	– 29	– 93,5
Abschreibungen auf Geschäfts- oder Firmenwerte	—	—	—	—
Zuführung zu Restrukturierungsrückstellungen	—	1	– 1	–100,0
Saldo übrige Erträge/Aufwendungen	–15	–1	– 14	
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	**112**	**30**	**+ 82**	
Ertragsteuern	30	20	+ 10	+ 50,0
Ergebnis nach Steuern	**82**	**10**	**+ 72**	

AUSGEWÄHLTE POSTEN DER BILANZ DES EINZUSTELLENDEN BEREICHES HYPO GROUP (PRO-FORMA)

	30.6.	31.12.	Veränderungen	
	2003	2002		
	in Mrd €	in Mrd €	in Mrd €	in %
Kreditvolumen	119	124	– 5	– 4,0
darunter:				
Hypothekendarlehen	60	65	– 5	– 7,7
Kommunalkredite	51	55	– 4	– 7,3
Wertberichtigungen				
auf Forderungen	– 2	– 2	—	—
Finanzanlagen	40	39	+ 1	+ 2,6
Verbindlichkeiten gegenüber				
Kreditinstituten und Kunden	32	32	—	—
Verbriefte Verbindlichkeiten	119	131	–12	– 9,2
darunter begebene				
Inhaberschuldverschreibungen:				
Hypothekenpfandbriefe	18	14	+ 4	+ 28,6
öffentliche Pfandbriefe	61	69	– 8	– 11,6
Eigenkapital				
(ohne Bewertungsänderungen				
von Finanzinstrumenten)	4	1	+ 3	

2

SEGMENTBERICHTERSTATTUNG
ERFOLGSENTWICKLUNG NACH GESCHÄFTSFELDERN
VOM 1. JANUAR BIS 30. JUNI 2003

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets
Zinsüberschuss			
1.1.–30.6.2003	1 489	944	653
½ von 2002	1 477	991	687
Kreditrisikovorsorge			
1.1.–30.6.2003	693	236	203
½ von 2002	927	256	459
Provisionsüberschuss			
1.1.–30.6.2003	597	536	211
½ von 2002	593	532	209
Handelsergebnis			
1.1.–30.6.2003	3	48	397
½ von 2002	2	15	350
Verwaltungsaufwand			
1.1.–30.6.2003	1 493	1 098	607
½ von 2002	1 633	1 111	660
Saldo sonstige betriebliche Erträge/Aufwendungen			
1.1.–30.6.2003	29	—	6
½ von 2002	14	12	15
Betriebsergebnis			
1.1.–30.6.2003	– 68	194	457
½ von 2002	– 474	183	142
Finanzanlageergebnis			
1.1.–30.6.2003	– 4	30	– 9
½ von 2002	– 49	25	– 133
Abschreibungen auf Geschäfts- oder Firmenwerte			
1.1.–30.6.2003	9	65	31
½ von 2002	107	59	30

Workout Immobilien	Sonstige/ Konsoli- dierung	HVB Group neu	Hypo Group	Konsoli- dierung	HVB Group
– 9	– 200	2 877	373	– 3	3 247
– 5	– 181	2 969	368	– 12	3 325
30	2	1 164	130	228	1 522
—	4	1 646	253	—	1 899
—	– 15	1 329	14	– 1	1 342
– 1	3	1 336	6	—	1 342
—	39	487	—	—	487
—	27	394	—	—	394
14	21	3 233	127	– 19	3 341
13	31	3 448	127	– 37	3 538
– 3	18	50	– 5	– 20	25
– 2	51	90	7	– 39	58
– 56	– 181	346	125	– 233	238
– 21	– 135	– 305	1	– 14	– 318
—	– 15	2	2	7	11
—	451	294	31	—	325
—	2	107	—	1	108
—	2	198	—	—	198

ERFOLGSENTWICKLUNG NACH GESCHÄFTSFELDERN
VOM 1. JANUAR BIS 30. JUNI 2003 (Fortsetzung)

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets
Zuführung zu Restrukturierungs-rückstellungen			
1.1.–30.6.2003	—	—	—
½ von 2002	106	1	18
Saldo übrige Erträge/ Aufwendungen			
1.1.–30.6.2003	– 5	– 1	– 2
½ von 2002	– 6	– 1	– 1
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern			
1.1.–30.6.2003	– 86	158	415
½ von 2002	– 742	147	– 40
darunter:			
Bank Austria-Gruppe			
1.1.–30.6.2003		158	23
½ von 2002		147	– 21

	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu	Hypo Group	Konsolidierung	HVB Group
	—	—	—	—	—	—
	—	17	142	1	—	143
	- 36	- 235	- 279	- 15	230	- 64
	- 57	- 10	- 75	- 1	—	- 76
	- 92	- 433	- 38	112	3	77
	- 78	287	- 426	30	- 14	- 410
		- 6	175			175
		17	143			143

ERFOLGSENTWICKLUNG NACH GESCHÄFTSFELDERN QUARTALSÜBERSICHT

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets
Zinsüberschuss			
1. Quartal 2003	737	467	323
2. Quartal 2003	752	477	330
1/4 von 2002	739	495	343
Kreditrisikovorsorge			
1. Quartal 2003	336	125	121
2. Quartal 2003	357	111	82
1/4 von 2002	463	128	230
Provisionsüberschuss			
1. Quartal 2003	307	268	102
2. Quartal 2003	290	268	109
1/4 von 2002	297	266	105
Handelsergebnis			
1. Quartal 2003	2	29	186
2. Quartal 2003	1	19	211
1/4 von 2002	1	8	175
Verwaltungsaufwand			
1. Quartal 2003	754	548	306
2. Quartal 2003	739	550	301
1/4 von 2002	817	555	330
Saldo sonstige betriebliche Erträge/Aufwendungen			
1. Quartal 2003	14	– 2	17
2. Quartal 2003	15	2	– 11
1/4 von 2002	7	6	7
Betriebsergebnis			
1. Quartal 2003	– 30	89	201
2. Quartal 2003	– 38	105	256
1/4 von 2002	– 236	92	70
Finanzanlageergebnis			
1. Quartal 2003	– 3	14	– 16
2. Quartal 2003	– 1	16	7
1/4 von 2002	– 25	13	– 67
Abschreibungen auf Geschäfts- oder Firmenwerte			
1. Quartal 2003	5	33	16
2. Quartal 2003	4	32	15
1/4 von 2002	54	29	15

Workout Immobilien	Sonstige/ Konsoli- dierung	HVB Group neu	Hypo Group	Konsoli- dierung	HVB Group
-5	-109	1413	207	—	1620
-4	-91	1464	166	-3	1627
-2	-91	1484	184	-6	1662
—	1	583	179	—	762
30	1	581	-49	228	760
—	2	823	126	—	949
—	-7	670	3	—	673
—	-8	659	11	-1	669
—	—	668	3	—	671
—	24	241	—	—	241
—	15	246	—	—	246
—	13	197	—	—	197
7	15	1630	67	-6	1691
7	6	1603	60	-13	1650
7	15	1724	64	-19	1769
-1	12	40	-2	-8	30
-2	6	10	-3	-12	-5
-1	26	45	4	-20	29
-13	-96	151	-38	-2	111
-43	-85	195	163	-231	127
-10	-69	-153	1	-7	-159
—	2	-3	-7	—	-10
—	-17	5	9	7	21
—	226	147	15	—	162
—	—	54	—	—	54
—	2	53	—	1	54
—	1	99	—	—	99

ERFOLGSENTWICKLUNG NACH GESCHÄFTSFELDERN QUARTALSÜBERSICHT (Fortsetzung)

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets
Zuführung zu Restrukturierungs-rückstellungen			
1. Quartal 2003	—	—	—
2. Quartal 2003	—	—	—
¼ von 2002	53	—	9
Saldo übrige Erträge/ Aufwendungen			
1. Quartal 2003	– 1	– 1	– 1
2. Quartal 2003	– 4	—	– 1
¼ von 2002	– 3	– 1	– 1
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern			
1. Quartal 2003	– 39	69	168
2. Quartal 2003	– 47	89	247
¼ von 2002	– 371	75	– 22
darunter: Bank Austria-Gruppe			
1. Quartal 2003		69	17
2. Quartal 2003		89	6
¼ von 2002		75	–11

KENNZIFFERN NACH GESCHÄFTSFELDERN

in %	Deutschland	Österreich und CEE	Corporates & Markets
Cost-Income-Ratio (auf Basis der operativen Erträge)			
1.1.–30.6.2003	70,5	71,9	47,9
1.1.–31.12.2002	78,3	71,7	52,3
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)			
1.1.–30.6.2003	– 3,3	10,0	17,6
1.1.–31.12.2002	–16,1	8,0	– 0,4
Eigenkapitalrentabilität nach Steuern			
1.1.–30.6.2003	– 3,6	5,3	16,1
1.1.–31.12.2002	–19,3	4,3	–1,5

[1] Kennzahlenwerte für das Segment »Workout Immobilien« ökonomisch nicht aussagekräftig.

Workout Immobilien	Sonstige/ Konsoli-dierung	HVB Group neu	Hypo Group	Konsoli-dierung	HVB Group
—	—	—	—	—	—
—	—	—	—	—	—
—	9	71	1	—	72
- 18	- 2	- 23	—	—	- 23
- 18	- 233	- 256	- 15	230	- 41
- 29	- 4	- 38	—	—	- 38
- 31	- 96	71	- 45	- 2	24
- 61	- 337	- 109	157	5	53
- 39	143	- 214	15	- 7	- 206
	11	97			97
	- 17	78			78
	8	72			72

Workout Immobilien[1]	Sonstige/ Konsoli-dierung	HVB Group neu	Hypo Group	Konsoli-dierung	HVB Group
—	—	68,2	33,2	—	65,5
—	—	72,0	33,3	—	69,1
—	—	- 1,7	4,0	—	- 0,4
—	—	- 2,6	0,3	—	- 2,3
—	—	- 3,3	4,0	—	- 1,6
—	—	- 5,1	0,3	—	- 4,4

3

ZINSÜBERSCHUSS

in Mio €	1.1.–30.6. 2003	1.1.–30.6. 2002
Zinserträge aus		
Kredit- und Geldmarktgeschäften	13 278	13 915
festverzinslichen Wertpapieren und Schuldbuchforderungen	1 762	2 705
Aktien und anderen nicht festverzinslichen Wertpapieren	102	144
verbundenen Unternehmen	36	31
nach der Equity-Methode bewerteten Unternehmen	40	40
Beteiligungen	42	31
Immobilien des Finanzanlagebestandes	17	31
Zinsaufwendungen für		
Einlagen	6 109	7 417
Verbriefte Verbindlichkeiten	5 384	5 584
Nachrangkapital	591	615
Ergebnis aus dem Leasinggeschäft	**54**	**72**
Insgesamt	**3 247**	**3 353**

ZINSSPANNEN

in %	30.6.2003	30.6.2002
Auf Basis der durchschnittlichen Risikoaktiva (BIZ)	2,16	2,05
Auf Basis des durchschnittlichen Geschäftsvolumens	1,10	1,03

4

KREDITRISIKOVORSORGE

in Mio €	1.1.–30.6. 2003	½ von 2002
Zuführungen	1 989	2 618
Wertberichtigungen auf Forderungen	1 902	2 488
Rückstellungen im Kreditgeschäft	87	130
Auflösungen	– 404	– 669
Wertberichtigungen auf Forderungen	– 362	– 594
Rückstellungen im Kreditgeschäft	– 42	– 75
Eingänge auf abgeschriebene Forderungen	– 63	– 51
Insgesamt	**1 522**	**1 898**

Die Kreditrisikovorsorge wird im Zwischenbericht anteilig auf der Basis des voraussichtlichen Jahresbedarfs ermittelt.

5

PROVISIONSÜBERSCHUSS

in Mio €	1.1.–30.6. 2003	1.1.–30.6. 2002
Wertpapier- und Depotgeschäft	515	579
Außenhandelsgeschäft/ Zahlungsverkehr	483	460
Kreditgeschäft	209	244
Sonstiges Dienstleistungsgeschäft	135	122
Insgesamt	**1 342**	**1 405**

6

HANDELSERGEBNIS

in Mio €	1.1.–30.6. 2003	1.1.–30.6. 2002
Kursbezogene Geschäfte	117	46
Zins- und währungsbezogene Geschäfte	370	389
Insgesamt	**487**	**435**

Im Handelsergebnis sind Zins- und Dividendenerträge in Höhe von 354 Mio € sowie Refinanzierungskosten, die aus dem Saldo der Handelsaktiva und Handelspassiva resultieren, in Höhe von 347 Mio € enthalten.

7

VERWALTUNGSAUFWAND

in Mio €	1.1.–30.6. 2003	1.1.–30.6. 2002
Personalaufwand	1 856	2 108
Andere Verwaltungsaufwendungen	1 144	1 275
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	341	385
Insgesamt	**3 341**	**3 768**

8

SALDO SONSTIGE BETRIEBLICHE ERTRÄGE/AUFWENDUNGEN

in Mio €	1.1.–30.6. 2003	1.1.–30.6. 2002
Sonstige betriebliche Erträge	150	162
Sonstige betriebliche Aufwendungen	125	102
Saldo sonstige betriebliche Erträge/Aufwendungen	**25**	**60**

9

SALDO ÜBRIGE ERTRÄGE/AUFWENDUNGEN

in Mio €	1.1.–30.6. 2003	1.1.–30.6. 2002
Übrige Erträge	**35**	**—**
Übrige Aufwendungen	**99**	**64**
darunter:		
Sonstige Steuern	9	13
Verlustübernahmen	41	51
Saldo übrige Erträge/Aufwendungen	**- 64**	**- 64**

In den übrigen Aufwendungen sind per 30. Juni 2003 neben Verlustübernahmen und sonstigen Steuern Aufwendungen in Höhe von 49 Mio € enthalten, die im Zusammenhang mit der Abspaltung der Hypo Real Estate Group entstanden sind. Die übrigen Erträge beinhalten die erfolgswirksame Auflösung des passivischen Unterschiedsbetrags im Rahmen des Zukaufs von Anteilen an der Westfälischen Hypothekenbank AG.

10

ERGEBNIS JE AKTIE

	1.1.–30.6. 2003	1.1.–30.6. 2002
Gewinn/Verlust ohne Fremdanteile (in Mio €)	-144	53
Gewinn/Verlust ohne Fremdanteile und vor Abschreibungen auf Geschäfts- oder Firmenwerte (in Mio €)	- 36	161
Durchschnittliche Anzahl der Aktien	536 288 701	536 288 701
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen) in €	**- 0,07**	**0,30**
Ergebnis je Aktie in €	**- 0,27**	**0,10**

ANGABEN ZUR BILANZ

11

HANDELSAKTIVA

in Mio €	30.6.2003	31.12.2002
Schuldverschreibungen und andere festverzinsliche Wertpapiere	31 982	33 793
Aktien und andere nicht festverzinsliche Wertpapiere	2 565	2 536
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	49 456	44 411
Sonstige Handelsbestände	4 127	4 512
Insgesamt	**88 130**	**85 252**

12

KREDITVOLUMEN

Aufteilung nach Inhalten:

in Mio €	30.6.2003	31.12.2002
Kredite und Darlehen an Kreditinstitute	41 308	43 155
Kredite und Darlehen an Kunden	391 208	406 210
Eventualverbindlichkeiten	34 258	38 568
Insgesamt	**466 774**	**487 933**

13

WERTBERICHTIGUNGEN AUF FORDERUNGEN

Bestandsentwicklung:

in Mio €	2003	2002
Bestand zum 1.1.	**13 716**	**12 471**
Erfolgswirksame Veränderungen		
+ Bruttozuführungen	1 902	2 488
- Auflösungen	- 362	- 594
Erfolgsneutrale Veränderungen		
+/- Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	+ 21	—
- Inanspruchnahme von bestehenden Wertberichtigungen	- 352	- 380
+/- Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	- 248	- 220
Bestand zum 30. 6.	**14 677**	**13 765**

14

FINANZANLAGEN

in Mio €	30.6.2003	31.12.2002
HtM-Finanzanlagen		
Schuldverschreibungen und andere festverzinsliche Wertpapiere	28 411	31 151
AfS-Finanzanlagen	63 670	69 749
Anteile an verbundenen nicht konsolidierten Unternehmen	2 056	2 330
Beteiligungen	2 801	3 850
Schuldverschreibungen und andere festverzinsliche Wertpapiere	51 145	54 345
Aktien und andere nicht festverzinsliche Wertpapiere	7 668	9 224
darunter:		
langfristig gehaltene Bestände	4 914	6 352
At-Equity bewertete Unternehmen	830	537
Als Finanzinvestition gehaltene Grundstücke und Gebäude	556	561
Insgesamt	**93 467**	**101 998**

Die in der Kategorie »Available for Sale (AfS)« ausgewiesenen Finanzanlagen bewerten wir zum Fair Value. Dabei erfassen wir Wertschwankungen direkt im Eigenkapital, bis die AfS-Finanzanlagen veräußert werden oder bis eine Wertminderung nach IAS 39.109 ff. festgestellt wird. Dies gilt auch für unsere in den AfS-Finanzanlagen bilanzierten Aktienbestände, insbesondere die Anteile an der Allianz AG und der Münchener Rückversicherungsgesellschaft AG. Bei diesen Beständen haben wir bisher keine erfolgswirksamen Abwertungen vorgenommen, da die Kriterien für eine Wertminderung nach IAS 39.110 nicht erfüllt werden; die Buchwerte werden überdies durch Unternehmensbewertungen auf der Basis aktueller Analysten-Gewinnschätzungen untermauert.

15

VERBINDLICHKEITEN GEGENÜBER KREDITINSTITUTEN NACH FRISTEN

in Mio €	30.6.2003	31.12.2002
Täglich fällig	17 169	13 280
Befristet	122 115	130 081
Insgesamt	**139 284**	**143 361**

16

VERBINDLICHKEITEN GEGENÜBER KUNDEN NACH FRISTEN

in Mio €	30.6.2003	31.12.2002
Spareinlagen und Einlagen		
aus dem Bauspargeschäft	32 305	30 500
Andere Verbindlichkeiten	118 261	124 422
täglich fällig	48 978	49 548
befristet	69 283	74 874
Insgesamt	**150 566**	**154 922**

17

VERBRIEFTE VERBINDLICHKEITEN NACH FRISTEN

in Mio €	30.6.2003	31.12.2002
Befristet mit Restlaufzeit		
bis 3 Monate	25 702	33 351
über 3 Monate bis 1 Jahr	38 703	45 089
über 1 Jahr bis 5 Jahre	126 829	130 274
über 5 Jahre	59 252	62 847
Insgesamt	**250 486**	**271 561**

18

RÜCKSTELLUNGEN

in Mio €	30.6.2003	31.12.2002
Rückstellungen für Pensionen und ähnliche Verpflichtungen	4717	4664
Steuerverpflichtungen	5349	4736
Restrukturierungs-rückstellungen	303	323
Rückstellungen im Kreditgeschäft	554	464
Sonstige Rückstellungen	730	744
Insgesamt	**11653**	**10931**

19

NACHRANGKAPITAL

in Mio €	30.6.2003	31.12.2002
Nachrangige Verbindlichkeiten	13928	15348
Genussrechtskapital	2798	2799
Hybride Kapitalinstrumente	4257	4164
Insgesamt	**20983**	**22311**

20

EIGENE AKTIEN

Im Rahmen des berichtspflichtigen Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen gemäß § 71 Abs. 1 Nr. 1 AktG zum Schutz der Funktionsfähigkeit des Marktes in ihren Aktien zu den jeweiligen Tageskursen 20 047 400 Stück Aktien der HVB AG zu einem durchschnittlichen Ankaufspreis von 10,21 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 10,20 € je Stück wieder veräußert. Die gekauften Stücke entsprechen einem Betrag von 60 Mio € bzw. 3,7% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien einschließlich der für unsere Mitarbeiter vorgesehenen Aktien belief sich während der Berichtsperiode auf 422 230 Stück (das entspricht einem Betrag von 1 Mio € bzw. 0,08% des Grundkapitals).

Am 30. Juni 2003 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71e Abs. 1 Satz 2 AktG insgesamt 3 886 950 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 12 Mio € bzw. einem Anteil von 0,7% des Grundkapitals.

21

EVENTUALVERBINDLICHKEITEN UND ANDERE VERPFLICHTUNGEN

in Mio €	30.6.2003	31.12.2002
Eventualverbindlichkeiten[1]	34 284	38 595
darunter:		
aus Bürgschaften und Gewährleistungsverträgen	34 258	38 568
Andere Verpflichtungen	61 734	66 757
darunter:		
unwiderrufliche Kreditzusagen	55 045	60 901
Insgesamt	**96 018**	**105 352**

[1] Den Eventualverbindlichkeiten stehen grundsätzlich Eventualforderungen in der gleichen Höhe gegenüber.

22

TERMINGESCHÄFTE (DERIVATIVE GESCHÄFTE)

Im Folgenden sind die am Stichtag noch nicht abgewickelten derivativen Geschäfte dargestellt, die neben den zins- und fremdwährungs-, aktien-/indexbezogenen sowie sonstigen Termingeschäften erstmals auch die Kreditderivate beinhalten. Neben den Kontrahentenrisiken unterliegen die Derivate vor allem Marktpreisrisiken aus Veränderungen von Zinssätzen, Devisen- oder Aktienkursen.

in Mrd €	Nominalbetrag		Kontrahentenrisiko	
	30.6.2003	31.12.2002	30.6.2003	31.12.2002
Zinsbezogene Geschäfte	3 351	2 394	48	42
Währungsbezogene Geschäfte	419	357	9	8
Aktien-/indexbezogene Geschäfte	78	56	4	4
Kreditderivate	57	61	–	1
Sonstige Geschäfte	1	1	–	–
Insgesamt	**3 906**	**2 869**	**61**	**55**

Unter Einbeziehung anerkannter Netting-Vereinbarungen sowie unter Berücksichtigung erhaltener Sicherheiten im Rahmen des OTC-Derivategeschäfts reduziert sich das Kontrahentenrisiko (positive Bruttowiederbeschaffungswerte) der derivativen Geschäfte in Höhe von 61 Mrd € um 48 Mrd € auf 13 Mrd € (31. Dezember 2002: Reduktion um 41 Mrd € auf 14 Mrd €).

23

MARKTRISIKOPOTENZIAL DER HANDELSAKTIVITÄTEN

Marktpreisrisiken entstehen durch Preisänderungen von Zins-, Devisen- und Aktien- bzw. Indexprodukten einschließlich der dazugehörigen Derivate. Das Marktrisikopotenzial unserer Handelsaktivitäten messen wir auf der Basis des sog. »Value-at-Risk« (zur Berechnungsmethode vgl. Geschäftsbericht 2002, Band Finanzbericht, Seite 28 ff.).

Value-at-Risk:

in Mio €	30.6.2003	31.12.2002
Zinsbezogene Geschäfte	69	61
Währungsbezogene Geschäfte	15	12
Aktien-/indexbezogene Geschäfte	50	26
Insgesamt	**134**	**99**

MITGLIEDER DES AUFSICHTSRATS

DR. MAXIMILIAN HACKL
Ehrenvorsitzender

DR. DR. H.C. ALBRECHT SCHMIDT
Vorsitzender, seit 7. 1. 2003

HERBERT BETZ
Stellv. Vorsitzender,
bis 14. 5. 2003

PETER KÖNIG
Stellv. Vorsitzender seit
14. 5. 2003

KURT F. VIERMETZ
Stellv. Vorsitzender

DR. MANFRED BISCHOFF

HEIDI DENNL
bis 14. 5. 2003

VOLKER DOPPELFELD

ERNST EIGNER
bis 14. 5. 2003

HELMUT GROPPER
bis 31. 1. 2003

KLAUS GRÜNEWALD

HEINZ-GEORG HARBAUER
bis 14. 5. 2003

ANTON HOFER

MAX DIETRICH KLEY

FRIEDRICH KOCH
seit 14. 5. 2003

HANNS-PETER KREUSER

DR. LOTHAR MEYER

HERBERT MUNKER
seit 14. 5. 2003

DR. HANS-JÜRGEN SCHINZLER
seit 3. 3. 2003

CHRISTOPH SCHMIDT
bis 14. 5. 2003

DR. SIEGFRIED SELLITSCH

PROF. DR. WILHELM SIMSON

PROF. DR. DR. H. C.
HANS-WERNER SINN

MARIA-MAGDALENA STADLER
seit 14. 5. 2003

URSULA TITZE
seit 14. 5. 2003

JENS-UWE WÄCHTER
seit 14. 5. 2003

HELMUT WUNDER

MITGLIEDER DES VORSTANDS

STEPHAN BUB[1]
Geschäftsfeld
Corporates & Markets

DR. STEFAN JENTZSCH
Geschäftsfeld Deutschland,
bis 31. 5. 2003
Geschäftsfeld
Corporates & Markets,
seit 1. 6. 2003

MICHAEL MENDEL[2]
Chief Risk Officer (CRO),
bis 31. 5. 2003
Geschäftsfeld Deutschland,
seit 1. 6. 2003

DR. MICHAEL KEMMER[3]
Chief Risk Officer (CRO)

DIETER RAMPL
Sprecher des Vorstands
Human Resources
Management, seit 1. 4. 2003

GERHARD RANDA
Geschäftsfeld
Österreich und CEE,
Chief Operating Officer (COO)

DR. PAUL SIEBERTZ[4]
Human Resources Management

DR. WOLFGANG SPRISSLER
Chief Financial Officer (CFO)

QUARTALSÜBERSICHT

	2. Quartal 2003	1. Quartal 2003	4. Quartal 2002	3. Quartal 2002	2. Quartal 2002
Erfolgszahlen (in Mio €)					
Zinsüberschuss	1 627	1 620	1 663	1 633	1 584
Kreditrisikovorsorge	760	762	950	949	949
Zinsüberschuss nach Kreditrisikovorsorge	867	858	713	684	635
Provisionsüberschuss	669	673	658	621	684
Handelsergebnis	246	241	294	58	171
Verwaltungsaufwand	1 650	1 691	1 531	1 777	1 843
Saldo sonstige betriebliche Erträge/Aufwendungen	- 5	30	42	13	32
Betriebsergebnis	**127**	**111**	**176**	**- 401**	**- 321**
Finanzanlageergebnis	21	- 10	- 321	328	457
Abschreibungen auf Geschäfts- oder Firmenwerte	54	54	231	56	54
Zuführung zu Restrukturierungs-rückstellungen	—	—	286	—	—
Saldo übrige Erträge/Aufwendungen	- 41	- 23	- 52	- 35	- 36
Ergebnis der gewöhnlichen Geschäfts-tätigkeit/Ergebnis vor Steuern	**53**	**24**	**- 714**	**- 164**	**46**
Ertragsteuern	110	77	10	9	9
Ergebnis nach Steuern	**- 57**	**- 53**	**- 724**	**- 173**	**37**
Fremdanteile am Ergebnis	- 10	- 24	8	7	7
Gewinn/Verlust	**- 67**	**- 77**	**- 716**	**- 166**	**44**

Ergebnis je Aktie (bereinigt um Goodwillabschreibungen) in €	- 0,03	- 0,04	- 0,91	- 0,20	0,18
Ergebnis je Aktie in €	- 0,13	- 0,14	- 1,34	- 0,31	0,08

	30. Juni 2003	31. März 2003	31. Dez. 2002	30. Sept. 2002	30. Juni 2002
Kennzahlen (in %)					
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	– 0,4	– 0,5	– 2,3	0,4	1,7
Eigenkapitalrentabilität nach Steuern	– 1,6	– 1,7	– 4,4	– 0,8	0,6
Cost-Income-Ratio (gemessen an den operativen Erträgen)	65,5	66,0	69,1	73,2	71,7
Cost-Income-Ratio (gemessen an den Erträgen der gewöhnlichen Geschäftstätigkeit)	67,6	68,3	70,4	66,9	65,8
Anteil Provisionsüberschuss an den operativen Erträgen	26,3	26,2	26,2	26,7	26,7
Bilanzzahlen (in Mrd €)					
Bilanzsumme	669,1	679,8	691,2	714,6	712,6
Kreditvolumen	466,8	479,0	487,9	492,2	496,5
Bilanzielles Eigenkapital	12,9	11,9	14,2	17,3	22,4
Bankaufsichtsrechtliche Kennzahlen nach BIZ					
Kernkapital (in Mrd €)	18,8	18,8	19,1	20,2	21,9
Eigenmittel (in Mrd €)	33,0	32,9	33,4	35,4	40,1
Risikoaktiva (in Mrd €)	321,7	331,8	340,6	352,6	352,9
Kernkapitalquote (in %)	5,8	5,7	5,6	5,7	6,2
Eigenmittelquote (in %)	9,4	9,1	9,1	9,2	10,3
Aktie					
Börsenkurs (in €)	14,39	6,88	15,22	13,42	33,00
Börsenkapitalisierung (in Mrd €)	7,7	3,7	8,2	7,2	17,7

	30. Juni 2003	31. März 2003	31. Dez. 2002	30. Sept. 2002	30. Juni 2002
Mitarbeiter	65 526	66 636	65 926	66 763	66 752
Geschäftsstellen	2 197	2 224	2 104	2 092	2 136

FINANZKALENDER

TERMINE 2003/2004	
Zwischenbericht zum 30. September 2003,	
Erscheinungstermin	23. Oktober 2003
Eckdaten zum Jahresabschluss 2003	18. Februar 2004
Bilanzpressekonferenz zum	
Jahresabschluss 2003	18. März 2004
Analystenkonferenz zum	
Jahresabschluss 2003	18. März 2004
Hauptversammlung	29. April 2004
ICM Internationales Congress Center	
München	
Neue Messe München-Riem,	
81823 München	
Zwischenbericht zum 31. März 2004,	
Erscheinungstermin	29. April 2004
Zwischenbericht zum 30. Juni 2004,	
Erscheinungstermin	5. August 2004
Zwischenbericht zum 30. September 2004,	
Erscheinungstermin	4. November 2004

ANSPRECHPARTNER

Wenn Sie Fragen zu unseren Berichten haben, wenden Sie sich bitte an unseren Bereich Group Investor Relations:

Telefon 089 378-25276
Telefax 089 378-24083
E-mail
ir@hypovereinsbank.de

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INTERNET

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VERÖFFENTLICHUNGEN FÜR UNSERE AKTIONÄRE

Geschäftsbericht 2002 (deutsch/englisch) Kurzfassung und Langfassung

Zwischenberichte (deutsch/englisch) zum 1., 2. und 3. Quartal

Nachhaltigkeitsbericht

Lexikon (»Wichtige Begriffe des Geschäftsberichts kurz erklärt«)

BESTELLUNGEN

Wenn Sie eine der hier angegebenen Publikationen beziehen möchten, wenden Sie sich bitte an:

HVB Group
Service Berichtswesen
Telefon 089 89506075

HERAUSGEBER

Bayerische
Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvbgroup.com
Registergericht:
München HRB 421 48

Gestaltung:
Gottschalk+Ash Int'l

Satz:
Max Vornehm GmbH
Druck:
Druckerei Kriechbaumer

Druckfreigabe: 30. 7. 2003
Auslieferung: 7. 8. 2003

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